
10010855



GROWTH AND PROFITABILITY:
STRATEGIC CHANGE

2009 ANNUAL REPORT

RFC RURBAN FINANCIAL CORP.



Contents

NASDAQ® LISTED | RBNF


RFC
RURBAN
FINANCIAL CORP.

401 Clinton Street | P.O. Box 467 | Defiance, OH 43512
www.rurbanfinancial.net

Growth and Profitability: Strategic Change

In today's rapidly changing world, the key to success is having the vision and the strength to make ***Strategic Change.*** Although during 2009 we faced potential obstacles to our performance, we have piloted to the next stage of our vision. The year of 2009 was a year of ***Strategic Change*** during which several years of careful strategic planning were executed.

With a ***Passion*** for success, we have implemented a ***Strategy*** which has led to the ***Strategic Change*** necessary to implement key decisions, bringing us closer to the target in our Strategic Plan.

Part of this ***Strategic Change*** was the decision announced by the Rurban Financial Corp. Board to begin the process of spinning-off our technology segment, RDSI Banking Systems, resulting in its becoming an independent public company. We have also begun the transition to a new core banking application, Single Source™, and we have announced a new corporate structure for fresh leadership of the Company.

This course has been designed to allow RDSI Banking Systems and The State Bank and Trust Company the opportunity to pursue independent avenues of growth. In the pages that follow, you will see numerous examples of this strategy in action — all with the goal of strengthening our shareholders, our customers and the people who dedicate their careers to Rurban Financial Corp.

Our Mission

We are a leading provider of financial services whose mission is to attract, retain and grow profitable customer relationships. We exist to serve our customers. Our success is dependent on a relentless effort toward:

- Building Relationships by providing consistent first-class experiences;
- Building Teams by maintaining a work environment that will attract and retain quality people;
- Building Value by consistently enhancing shareholder value;
- Building Communities by being a socially responsible citizen to our communities, and by sharing our resources through leadership, support and involvement.



To Our Shareholders

Making a company strong requires hard work, dedication and most importantly, a proper strategy for implementing a plan of action. To maintain a company's strength requires making ***strategic changes*** at the opportune time, identifying key initiatives that will implement that strategy and then executing those initiatives.

In determining our objectives and achievements for 2009, the theme ***"Growth and Profitability: Strategic Change"*** was most fitting. The year 2009 was one in which ***strategic changes,*** according to the targets set in our Strategic Plan, were executed or are in the process of execution.

Strategic and Structural Changes

We believe the primary change for the future of Rurban Financial Corp. ("Rurban") is the announcement of structural modifications within the organization that will ready the Company for a shift in strategic direction and in management. Effective on January 1, 2010, Kenneth A. Joyce moved to Executive Vice Chairman of Rurban from his former role of President and CEO of Rurban. Mr. Joyce also retained his role as CEO of RDSI Banking Systems ("RDSI"), our data and item processing company. The Rurban position for Mr. Joyce will be maintained until the planned spin-off of RDSI occurs, which is targeted for the end of the first quarter, 2010, subject to final approval by our Board of Directors and the satisfaction of certain other conditions. As part of the orderly transition process, Mark A. Klein was appointed as Rurban's President and CEO as of January 1, 2010. Mr. Klein also maintains his duties as President and CEO of The State Bank and Trust Company. This structural change and transition planning will allow orderly organizational arrangement that will result in an independent Rurban Financial Corp. as the Holding Company for State Bank, while RDSI becomes an independent company as a result of the planned spin-off.



Steven D. VanDemark,
Chairman

Kenneth A. Joyce,
Executive Vice Chairman

Mark A. Klein,
President and Chief Executive Officer



BANKING ENVIRONMENT

This past year has been difficult for our shareholders, our communities and for the financial industry. The national media, the Administration and Congress have propelled negative images of the banking industry, but that image is clearly not reflective of all banking institutions. In particular, most community banks have continued to work diligently to uphold the values their customers expect. Rurban Financial Corp. has not participated in the government bailout programs, such as TARP funds, and we continue to maintain a strong capital position.

We continue to be an integral part of the communities in which we operate, lending to both consumers and industrial customers. In 2009, we made $238 million of residential loans to clients in our footprint. We also increased our commercial loan portfolio by $17.2 million, or 6 percent, when many of the regional banks were withdrawing from the marketplace and were unable to meet the needs of sound borrowers due to their inadequate lending capital and subsequent losses. While increasing our loans, we have certainly been prudent and aware of the increased risks of the new economic environment.

2009 RESULTS

For 2009, Rurban Financial Corp. earned $382 thousand versus 2008 earnings of $5.2 million. These are disappointing results, but the underlying strengths of Rurban remain and should resurface in the latter part of 2010. The decline in earnings has many components, but the three primary pieces are asset quality problems, expense increases resulting from the planned spin-off of RDSI (which increased 2009 expenses by about $2.8 million), and a third-party mortgage fraud event, which resulted in a one-time $1.15 million expense in 2009. The asset quality issue is primary among these factors and will continue to impact earnings in 2010.

ASSET QUALITY

During 2009, we added $5.7 million in loan loss provisions to offset our actual charge-offs for the year of $3.8 million, and to build reserves for the increase in non-performers. As a comparison, in 2008 this loan loss provision was $690 thousand. We have seen an increase in our non-performing assets to $20.3 million, which represents 3.02 percent of assets. We would expect our banking earnings to be impaired for the first half of 2010 as we value these assets more accurately, determine disposition strategies, and attempt to move them off the balance sheet, or identify their liquidation valuation more accurately. While potentially impacting short-term earnings, this asset revaluation should be accomplished within earnings for the first half of 2010, assuming no further deterioration.

As we manage our asset quality, we work hard to understand the broader economic outlook and its potentially negative impact by increasing non-performing assets and further impacting earnings. While we currently see minor indications of economic improvements, we do not yet see a strong economic recovery developing. Our asset quality is not isolated from economic conditions and will be directly affected. Our asset quality was strong enough that the economy's impact was delayed, but its eventual impact was inevitable as the systemic contraction had been building for some time.

CAPITAL ADEQUACY

We are currently well in excess of the regulatory requirements for being well-capitalized at both the bank level and at the holding company level. The planned spin-off of RDSI will only impact the capital at the Rurban level, not at the State Bank level, and is expected to reduce Rurban's regulatory capital measures by approximately 110 basis points (1.1 percent), with Rurban maintaining well-capitalized status following the planned spin-off. We presently do not see asset issues outpacing earnings. However, this view is subject to change and as a cautionary measure, we recently elected to suspend the quarterly dividends until we fully identify the impact of problem assets, continuing trends, and the direction of the economy. We will evaluate resumption of the quarterly dividend on a quarterly basis, and resume it at an appropriate level as soon as conditions warrant.

BANKING FUTURE

Long-term, we continue to be optimistic about the outlook of our banking operation and its strategic positioning for the future. Enhancing our exposure in the market was the 2008 strategic acquisition taking us into neighboring Williams County. We are pleased that we have met our operating expectations for that acquisition. State Bank's core earnings remain strong as the bank made $2.1 million despite the application of an exceptionally large $5.7 million loan loss provision. State Bank also initiated an expense reduction program in the last quarter of 2009 that is targeted to deliver $1.2 million of annual expense savings. We expect that these savings will be largely realized in 2010. State Bank's net interest margin is excellent at 4 percent and the balance sheet has been managed over the last eighteen months to a more asset-sensitive position. This should result in an improving margin as interest rates increase.

Strategically, State Bank has built a sound commercial lending model with talented market leaders in each of its key markets. It also has a retail model that is building core deposits, as these balances have moved from 49.9 percent of total deposits in 2008 to 55.9 percent in 2009. Over the last two years, State Bank has implemented a successful mortgage loan production model generating $238 million of loan production in 2009 versus $38 million in 2008. An improvement in Rurban's stock valuation will allow it to take advantage of these key banking measures to make future profitable acquisitions.

DATA/ITEM PROCESSING STRATEGY

Certainly one of our most significant strategic decisions put into action this year was to proceed toward the planned spin-off of RDSI. It has long been a concern of the Rurban Board and many of our shareholders that the true value of RDSI was not being fully recognized within Rurban's equity valuation. The Board's view is that this spin-off decision will allow the value of RDSI to be recognized within the investor community.

DATA/ITEM PROCESSING STRATEGY *(CONTINUED)*

This spin-off decision was the primary driver of the changes in management structure discussed above. Mr. Klein is well prepared to take Rurban forward and the Board believes it is best that Mr. Joyce continue his role as CEO of RDSI, which he has held for the past twelve years.

A key element in the spin-off strategy was obtaining RDSI's own intellectual property to provide data processing servicing to RDSI's client banks. This strategy was accomplished through the partnership with New Core Holdings, Inc. which developed a new, core banking application, Single Source™. We believe that Single Source™ represents the first launch of a significant new core banking system in the last 15 to 20 years. The key advantages to this new system are its "real-time" structure, single database design versus the current use and coordination of multiple databases, lower cost to banks, and architecture unique to the industry allowing easy updates and access to data. The process of moving to this new processing system will clearly be a challenge to RDSI over the next few years, but the potential rewards to our client banks and shareholders appears to be substantial. Nonetheless, the spin-off does have numerous risks before RDSI moves to solid, profitable ground. They look forward to this challenge and the accompanying opportunity.

LOOKING FORWARD

We are facing challenging times that do not include a clear view of an improving economic picture. The banking side of our business remains fundamentally sound and well-positioned to move forward. The extent of future impaired earnings will be dependent upon the speed with which we have stabilized to improved economic conditions. It is difficult to see that improvement occurring in the first half of 2010; however, we remain optimistic that we will see improvement in the second half of 2010.

We are excited about the future of RDSI following its planned spin-off in early 2010. It will take time to return RDSI to its former financial return position, but we believe the potential return to our shareholders to be a significant improvement over maintaining RDSI within the Rurban framework.

Sincerely,



Steven D. VanDemark
Chairman
Rurban Financial Corp.

Sincerely,



Kenneth A. Joyce
Executive Vice Chairman
Rurban Financial Corp.

Sincerely,



Mark A. Klein
President and CEO
Rurban Financial Corp.



The State Bank and Trust Company

Value Proposition

The State Bank and Trust Company has been a banking force for over 100 years, and its purpose and mission is expressed in its Value Proposition:

"Your Financial Partner" delivering proactive and innovative solutions locally through employees with a passion for service.

Who We Are

Our vision is to attract and retain the best talent while fostering an environment that enables each of us to identify and develop strategies, and execute action plans that will establish us as a high-performance institution. For the past several years, we have been diligently re-positioning our bank to capitalize on opportunities identified through strong regional leadership, clear corporate objectives with measurable key initiatives, proactive client care, and rigorous loan underwriting, all in the spirit of becoming an indispensable, invaluable advisor to our clients.


THE
STATE
BANK &
TRUST
COMPANY




THE
BANK

THE STATE BANK
AND TRUST COMPANY

■ GROWTH AND PROFITABILITY IN 2009

The past year was difficult, as our markets were under severe pressure, which thereby impacted State Bank. One of our strategies in achieving annual operating and financial improvement is to remain focused on expanding market share by ensuring that our key markets are led by respected and experienced professionals who know how to answer clients' needs. I am pleased to report that we completed our management structure in early 2009 with the addition of our Toledo Regional President, John A. Kendzel. Our executive leadership team in the Columbus and Lima, Ohio, and Fort Wayne, Indiana areas, as well as our Northwest Ohio counties, are clearly positioned to propel our institution to higher performance. Therefore, we are looking at a long-term view of our business and being careful in expanding market share in the current difficult economic environment.

■ 2010 STRATEGIC CHANGE AND OBJECTIVES

Most would agree, strategy without execution is of little value; this is precisely why we have a detailed plan of action for each department, region, and each staff member that is part of our corporate vision. Led by regional executives and business unit managers, our utilization of the "balanced scorecard" outlines both strategies and individual execution commitments to ensure individual efforts remain on target. It is this laser focus on execution that has provided, and will certainly continue to provide, improved performance momentum. Of course, by properly aligning and linking individual performance to that of the company through a comprehensive incentive Compensation Plan, we improve the probability of accomplishing our goals exponentially.

It is well documented, clients choose a bank with accessibility and convenience at the forefront. Further, clients sever banking relationships predominantly due to either a perceived, or real, air of indifference from a bank's staff members. While we have a limited presence of brick and mortar in most markets, we have aggressively employed dynamic electronic banking media, including our worldwide accessible, internet banking module to ensure convenient accessibility to The State Bank and Trust Company that is safe and secure. Additionally, to ensure the banking experiences of our clients are always positive, we continue to educate, challenge and reward our front-line staff for outstanding sales and service levels.

Although our 2009 loan loss provision reflects higher than normal loan losses which are firmly rooted in this economic contraction, the underwriting procedures and practices implemented in the last several years continue to provide prudent guidance. We have not, and will not, waiver on credit quality in our quest for market share.

Clearly, as Rurban Financial Corp. and The State Bank and Trust Company move forward following the anticipated spin-off of our information technology partner, RDSI Banking Systems, we do so with the intent and required determination to improve our financial performance. Although we face a challenging task, our team of professionals is assembled, prepared and ready to excel!

The State Bank and Trust Company



Mark A. Klein
President and CEO



Reliance Financial Services

Value Proposition

For over 50 years, we have been helping clients fulfill their wants and needs in their financial lives while encouraging the use of a strategically implemented financial plan. This mission, as represented in our Value Proposition, remains unchanged:

Growing and preserving your wealth...with sound advice, quality products, and a local, expert staff.

Who We Are

Reliance Financial Services, the trust and wealth management division of The State Bank and Trust Company, has provided trust services and investment advice since 1956. As the largest community bank trust company in Northwest Ohio, we are charged with growing and preserving our clients' wealth. Reliance's focus on mission and vision is continuous and these goals are lived by the staff daily. Our services include virtually all aspects of investment management, trust administration and retirement planning. We are distinguished by our knowledge, professionalism and passion to help the clients we serve achieve their financial pursuits.







RELIANCE
FINANCIAL SERVICES

GROWTH AND PROFITABILITY IN 2009

Despite the troubling recent economic and investment environment, Reliance is pleased to report positive market growth in assets managed over the past year. As expected and indicated last year, we were able to significantly outpace market returns in 2009 by remaining focused on our investment discipline and strategy, as reflected in the changes we made through rebalancing and increasing equity allocations in client portfolios in 2008.

It is true, this year was a very challenging one for the entire financial services industry. Although it appears that the market reached its lowest point in several years in March 2009, and has since made a dramatic rebound, most investors' asset balances remained well-below levels experienced around the market peak of October 2007. This market downturn not only impacts our clients' investment returns over time, but also the financial returns experienced by Reliance.

In 2009, we experienced significant new client asset growth in our brokerage division with the addition of a seasoned financial advisor in the Lima market. We also introduced to the legal community a new Trust Assist product that allows new fiduciary clients a way to continue working with their current investment provider, while utilizing our trust administration services and expertise.

In addition to positive market growth, our business unit also continued to experience positive profitability throughout the year as measured by net income after tax.

2010 STRATEGIC CHANGE AND OBJECTIVES

As we move into 2010, we will continually look for ways to match our wealth management expertise and core competencies with the opportunities we face in our banking markets.

- We are transitioning to a new broker dealer intended to create greater efficiencies and provide more support to continue the growth in our brokerage and insurance business.
- We have begun a process with our banking partners to identify and approach new retirement plan clients in each of our markets.
- We are working with our banking partners to reach out to the legal community and centers of influence in each of the markets we serve to enhance existing relationships, and build new ones.
- We are seeking ways to expand our Trust Assist product by identifying other needs in the brokerage industry that can utilize our fiduciary expertise.

Finally, in the midst of change, we will work hard to maintain our long-standing tradition of providing excellent investment returns that meet the current and future needs of our loyal clients.

Reliance Financial Services



Craig A. Kuhlman, CRSP, CTFA
President



RDSI Banking Systems

Value Proposition

For more than 40 years, RDSI Banking Systems has offered exceptional service and a commitment to be the best professional partner for our client banks. This mission is reflected in our Value Proposition:

A technology leader, secure provider and trusted advisor providing the best overall value and outstanding service to the financial community.

Who We Are

RDSI is a regional provider of data and item processing services for the banking industry. As one of the largest regional providers, we work hard to maintain a close, personal relationship with our clients' while supplying reliable, high-quality technology at a competitive cost. Our dedication and commitment to our clients' is second to none, and we feel personally accountable for our clients' success.






RDSI

Banking Systems


DIVERSE
COMPUTER
MARKETERS, INC.

GROWTH AND PROFITABILITY IN 2009

RDSI began the process in 2009 to make major changes in its product offerings and primary core software offering. This change was made in the belief that a better, more financially responsible product needed to be offered versus 30+ year-old legacy systems. With this objective in mind, RDSI entered into a strategic partnership with New Core Holdings, Inc. to become the exclusive provider of Single Source™, a new, core banking application. As part of this partnership, RDSI also entered into an Agreement and Plan of Merger with New Core that, if completed, will result in the merger of New Core with and into RDSI and the combined company becoming an independent public company.

RDSI introduced a cost reduction service to their client banks in early 2009 called Image Exchange. This process allows RDSI to provide check images to their client banks at a less expensive rate than typically encountered using traditional methods. The program has been well-received and represents the win-win philosophy of RDSI — as RDSI prospers, so do its client banks using this service.

As of December 31, 2009, RDSI serviced 110 banking clients providing data processing services for 68 banking clients, and item processing for 89 banking clients. With the deployment of the new core banking technology, Single Source™, RDSI has positioned itself as a leader in new technology that will simplify the way banks process their daily transactions.

2010 STRATEGIC CHANGE AND OBJECTIVES

In the course of 2010, RDSI will be migrating to its new core processing system, Single Source™. Our client banks were offered a choice to migrate to the new Single Source™ software application or stay with the current legacy system. It is expected that RDSI will be initially decreasing in size as it will not be retaining all its client banks through this transition. The result will be a smaller RDSI that will be reorganizing and retooling in 2010 to position itself for future growth. This is to be a challenging time, but one full of promise and excitement.

We are targeting the spin-off of RDSI to a separate, publicly-traded company to occur around the end of March 2010. RDSI will have a new orientation along with new growth opportunities. However, we will be retaining our Value Proposition and our 40-year history of providing outstanding customer service. The difference will be the offering of a new approach to banking, bringing real-time processing, savings in core processing costs for our client banks, and the opportunity for our client banks to restructure their processes. This new software application will allow straight-through processing, which will let innovative banks enjoy what should be substantial reductions in operating costs. We believe that RDSI shareholders will also benefit from the anticipated merger with New Core Holdings, Inc., which will create an innovative company offering its own intellectual property.

We look forward to 2010 and beyond at RDSI...stay tuned for the excitement!

RDSI Banking Systems



Kenneth A. Joyce
President and CEO



Directors, Advisory Boards and Officers


TRUST
C O P A

Left to right: Robert Fawcett, Richard Hardgrove, John Compo, Steven VanDemark, J. Michael Walz, Rita Kissner, Thomas Callan, Thomas Buis, Kenneth Joyce, Thomas Sauer

RURBAN FINANCIAL CORP.

DIRECTORS

STEVEN D. VANDEMARK
Chairman
General Manager
The Defiance Publishing Company

THOMAS A. BUIS
Retired President
Spencer-Patterson Insurance

THOMAS M. CALLAN
Retired President
Defiance Stamping Company

JOHN R. COMPO
Chairman and President
Compo Corporation

ROBERT A. FAWCETT, JR.
Insurance Consultant
FLR / United

RICHARD L. HARDGROVE
Retired President and
Chief Executive Officer, Sky Bank
Retired Deputy Superintendent of
Banks, Ohio

KENNETH A. JOYCE
Executive Vice Chairman
Rurban Financial Corp.

RITA A. KISSNER
Retired Mayor
City of Defiance

THOMAS L. SAUER
President
Sheep, Inc.

J. MICHAEL WALZ, D.D.S.
President
Defiance Dental Group

OFFICERS

KENNETH A. JOYCE
Executive Vice Chairman

MARK A. KLEIN
President and
Chief Executive Officer

DUANE L. SINN
Executive Vice President
Chief Financial Officer

MICHELLE R. BAKER
Senior Vice President
Human Resources Director

KEETA J. DILLER
Senior Vice President
Internal Auditor
Corporate Secretary

VALDA L. COLBART
Assistant Vice President
Executive Assistant and
Investor Relations Officer



Directors, Advisory Boards and Officers

THE STATE BANK AND TRUST COMPANY

DIRECTORS

STEVEN D. VANDEMARK
Chairman
General Manager
The Defiance Publishing Company

THOMAS A. BUIS
Retired President
Spencer-Patterson Insurance

THOMAS M. CALLAN
Retired President
Defiance Stamping Company

JOHN R. COMPO
Chairman and President
Compo Corporation

ROBERT A. FAWCETT, JR.
Insurance Consultant
FLR / United

RICHARD L. HARDGROVE
Retired President and
Chief Executive Officer, Sky Bank
Retired Deputy Superintendent of
Banks, Ohio

KENNETH A. JOYCE
Executive Vice Chairman
Rurban Financial Corp.

RITA A. KISSNER
Retired Mayor
City of Defiance

MARK A. KLEIN
President and
Chief Executive Officer
Rurban Financial Corp. and
The State Bank and Trust Company

THOMAS L. SAUER
President
Sheep, Inc.

J. MICHAEL WALZ, D.D.S.
President
Defiance Dental Group

FULTON COUNTY ADVISORY BOARD

JAMES M. MCDONNALL
Owner / Operator
McDonnall Farms and Greenhouse

VIRGINIA E. NEUENSCHWANDER
Realtor
Welles Bowen Realtors

EDWARD L. NOFZIGER
Owner
Haas Door

JOSEPH P. O'NEIL
Independent Owner

JOSEPH D. SHORT
Owner
Joe Short Insurance Agency

SAMUEL V. WITT
President
Winameg Custom Homes, Inc.

LIMA REGION ADVISORY BOARD

PATRICK A. CHANEY
D.D.S., M.S. Oral Surgeon
Oral Surgery Associates

JOSEPH T. GUAGENTI
Entrepreneur / Realtor
Azzarello's Realty

RONALD R. MILLER
Investor
Miller & Associates

TIMOTHY J. STOLLY, CPCU, LUTCF
Insurance Agent
Stolly Insurance Group

PAULDING COUNTY ADVISORY BOARD

FLOYD F. FURROW
Retired
Paulding-Putnam Electric Cooperative

JOHN HENRY KAUSER
President
Kauser Trucking, Inc.

DR. JOHN M. SAXTON
Owner
Saxton Chiropractic

RHONDA J. STABLER
Manager
C & Y Oil

JAMES A. STAHL
Partner
Stahl, Stoller, Meyer Insurance

REX L. WILLIAMSON
President
Williamson Insurance Agency

WILLIAMS COUNTY ADVISORY BOARD

ALAN E. FISER
Village Administrator
Village of Pioneer

JERRY D. KNEIPP
CFO / Treasurer
New Era Ohio, LLC

WILLIAM G. MARTIN
CFO
Spangler Candy Company

GLEN L. NEWCOMER
Business Owner
Agtec, LLC

RICHARD L. REED
Auctioneer
Wilson Auction Company

MICHAEL W. SPANGLER
Partner
Newcomer-Shaffer-Spangler & Breininger

OFFICERS

ADMINISTRATION

MARK A. KLEIN
President and
Chief Executive Officer

CYNTHIA E. BATT
Senior Vice President
Compliance Risk Manager

MICHAEL R. DOMIN
Vice President
Chief Credit Administration Officer

LINDA J. HOGREFE
Vice President
Human Resources Manager

NICHOLE T. WICHMAN
Vice President
Marketing Manager

STACEY L. CLEMENS
Assistant Vice President
BSA / CRA Officer

ERIN STRAUSBAUGH DERROW
Assistant Vice President
Staff Attorney

SARAH S. MEKUS
Officer
Corporate Secretary

REGIONAL PRESIDENTS

DAVID A. ANDERSON
Lima Regional President

DAVID A. HOMOELLE
Columbus Regional President

JOHN A. KENDZEL
Toledo Regional President

DAVID L. SCHNEPP
Fort Wayne Regional President

ACCOUNTING AND FINANCE

DUANE L. SINN
Executive Vice President
Chief Financial Officer

STEVEN A. GIESIGE
Vice President
Controller

CAROL M. ROBBINS
Vice President
Asset Liability Manager



Directors, Advisory Boards and Officers

AGRICULTURAL BANKING

TIMOTHY P. MOSER
Senior Vice President
Agri-Services Manager

DANIEL P. GRUBE
Assistant Vice President
Commercial Services Officer

RITA M. SWITZER
Assistant Vice President
Loan Assistant Supervisor

COLLECTIONS

GREGORY A. RITCHEY
Vice President
Collections and Resource Recovery Manager

RONALD B. COLES
Assistant Vice President
Collections and Resource Recovery Officer

PAMELA A. HURST
Assistant Vice President
Collections and Resource Recovery Officer

ANDREW M. RICKENBERG
Assistant Vice President
Collections and Resource Recovery Officer

COMMERCIAL BANKING

JONATHAN R. GATHMAN
Executive Vice President
Senior Lender

RODGER G. MARTIN
Senior Vice President
Commercial Services Officer

RYAN D. MILLER
Senior Vice President
Market Executive - Fulton / Williams County

ROY "BUD" A. WILLIAMS
Senior Vice President
Commercial Services Officer

JEFFREY R. STARNER
Vice President
Commercial Services Officer

AMY M. HOFFMAN
Assistant Vice President
Loan Review Officer

KIRK D. STONEROCK
Assistant Vice President
Commercial Services Officer

CREDIT ANALYSIS

JENNIFER M. RIEKE
Assistant Vice President
Credit Analyst

STEVEN A. WALZ
Assistant Vice President
Credit Analyst

DEPOSIT OPERATIONS

DANIEL R. BISCHOFF
Vice President
Payment Systems Manager

MARGARET S. THOMPSON
Vice President
Deposit Operations Manager

MARC H. BEACH
Assistant Vice President
Facilities Manager

DEPOSIT SERVICES

KRISTEN K. NUSBAUM
Senior Vice President
Chief Deposit Officer

KRISTINE K. KEGERREIS
Assistant Vice President
Deposit Services Officer

LESLEY L. PARRETT
Assistant Vice President
Deposit Services Officer

LOAN OPERATIONS

MICHAEL D. EBBESKOTTE
Senior Vice President
Mortgage Operations Manager

MELINDA L. CLINE
Vice President
Loan Operations Manager

SUSAN A. ERHART
Vice President
Mortgage Process Underwriter

MORTGAGE LENDING

PAMELA BENEDICT
Senior Vice President
Residential Real Estate Sales Manager

STEVEN J. WATSON
Senior Vice President
Residential Mortgage Manager

PATRICIA A. BORGHESE
Vice President
Mortgage Underwriter

MATTHEW H. BOOMS
Assistant Vice President
Mortgage Loan Processor / Underwriter

DENISE S. DAVENPORT
Assistant Vice President
Residential Mortgage Loan Originator

GREGORY A. PATTON
Assistant Vice President
Residential Mortgage Loan Originator

ROBERT W. WARNER
Assistant Vice President
Residential Mortgage Loan Originator

WILLIAM "BILL" G. WOODRUFF, SR.
Assistant Vice President
Residential Mortgage Loan Originator

RETAIL BANKING

STEVEN R. GRUBE
Executive Vice President
Chief Retail Officer

CYNTHIA L. ENSIGN
Vice President
Consumer Lending Sales Manager

DIANNE T. JONES
Vice President
District Sales Manager – Paulding County

REGINALD E. TEMPLE
Vice President
Regional Retail Sales Manager
Sylvania / Perrysburg / Walbridge

LOIS F. CURRY
Vice President
Sales Manager – Northtowne

JAMIE S. ENGSTROM
Assistant Vice President
Sales Manager – Williams County

THERESA M. GINEMAN
Assistant Vice President
Sales Manager – Defiance Main / Chief

STEPHEN E. JACKSON
Assistant Vice President
Sales Manager – Fulton County

PAMELA A. MASLAK
Assistant Vice President
Sales Manager – Luckey

TYSON R. MOSS
Assistant Vice President
Small Business Development Officer

NANCY J. RIESTERER
Assistant Vice President
Sales Manager – Fort Wayne

JANE E. SCHMENK
Assistant Vice President
Customer Service Specialist

TAMARA L. SCHUMAN
Assistant Vice President
Sales Manager – Montpelier

CHRISTINE M. SHIARLA
Assistant Vice President
Consumer Credit Manager

CHRISTINA L. STELLHORN
Assistant Vice President
Branch Operations Administrator

TAMARA D. TRENKAMP
Assistant Vice President
Sales Manager – Lima



Directors, Advisory Boards and Officers

RELIANCE FINANCIAL SERVICES

OFFICERS

CRAIG A. KUHLMAN, CRSP, CTFA
President

DAVID A. BELL, CRSP
Executive Vice President
Retirement Plan Services Manager

ROBERT J. HANSON, JR., CRSP
Senior Vice President
Sales and Client Services Manager

TRACY A. BAUGHMAN, AIF®, CIMA®
Vice President
Investment Services Manager

DALE M. GROCKI
Vice President
Senior Trust Administrator

LAURA W. KLINE, CTFA
Vice President
Senior Trust Administrator

ELIZABETH D. ZARTMAN
Vice President
Trust Operations Services Manager

GWENDOLYN L. ANDERSON
Assistant Vice President
Office Manager

RDSI BANKING SYSTEMS

DIRECTORS

KENNETH A. JOYCE
Chairman, President and
Chief Executive Officer
RDSI Banking Systems

DONALD E. DEWITT
Retired Administrator
Pickerington School District

DANIEL W. FARRELL, JR.
President and CEO
TGM, Inc.

RICHARD L. HARDGROVE
Retired President and
Chief Executive Officer, Sky Bank
Retired Deputy Superintendent of
Banks, Ohio

JOHN W. SCHOCK
Chairman
FMS

STEVEN D. VANDEMARK
General Manager
The Defiance Publishing Company

J. MICHAEL WALZ, D.D.S.
President
Defiance Dental Group

OFFICERS

KENNETH A. JOYCE
Chairman, President and
Chief Executive Officer

GARY A. SAXMAN
Chief Operating Officer

JEFFREY D. SEWELL
Executive Vice President
Single Source Division Chief

VALDA L. COLBART
Corporate Secretary

ACCOUNTING AND FINANCE

JASON R. THORNELL
Vice President
Financial and Risk Manager

APPLICATION SERVICES

LEON R. ERICKSON
Vice President
Application Services Manager

CRAIG BROWN
Assistant Vice President
Senior Application Specialist

DANIEL D. FERRIS
Assistant Vice President
Project Manager

BUSINESS SYSTEMS SUPPORT

JOSEPH A. BUERKLE
Senior Vice President
Business Systems Support Manager

R. SCOTT LERCH
Vice President
Network Services Manager

K. MICHAEL SMITH
Assistant Vice President
Senior Network Technician

CLIENT SERVICES

WILLIAM C. BRANDT
Executive Vice President
Client Services Manager

TIMOTHY PEARSON
Executive Vice President
Product and Software
Development Administrator

AMY S. EISENHOUR
Vice President
Application Specialist

DEAN M. STOECKLIN
Vice President
Application Specialist

STEVEN E. STRUBLE
Vice President
Client Services Manager

COMPUTER OPERATIONS

JAMES M. BREMER
Executive Vice President
Chief Technology Officer

STEPHEN K. RILEY
Vice President
Computer Operations Manager

JEREMY P. CULLEN
Assistant Vice President
Technical Support Specialist

DANA S. SMITH
Assistant Vice President
Assistant Computer Operations Manager

PAYMENT SOLUTIONS

PETER J. SCHWAGER
Senior Vice President
Payment Solutions Manager

YVONNE M. CREAMER
Vice President
DCM Item Processing Manager

RITA A. ERICKSON
Vice President
RDSI Item Processing Manager

CHRIS A. GOOD
Assistant Vice President
Technology Manager

JEAN M. NIENBERG
Assistant Vice President
Defiance Item Processing Operations Manager

RANDALL L. STRICK
Assistant Vice President
Senior Application Specialist

JULIE D. WHITE
Assistant Vice President
Item Processing Operations Manager

SALES AND MARKETING

JON A. BRENNEMAN
Executive Vice President
Chief Marketing Officer

KURT A. KRATZER
Executive Vice President
Regional Sales Manager

DANIEL C. BURNIGHT
Vice President
Regional Sales Manager

KAREN L. OSKEY
Vice President
Marketing Manager

STEVEN E. PROUD
Vice President
Regional Sales Manager



FINANCIAL HIGHLIGHTS

Dollars in thousands except per share data.
Year ended December 31.

	2009	2008	2007	2006	2005
EARNINGS					
Interest income	$32,591	$32,669	$33,010	$30,971	$21,422
Interest expense	11,592	15,141	18,222	15,936	9,368
Net interest income	20,999	17,528	14,788	15,035	12,054
Provision for loan losses	5,738	690	521	178	583
Non-interest income	29,595	28,061	26,861	23,755	18,338
Non-interest expense	45,134	37,557	36,637	34,904	29,054
Provision (credit) for income taxes	(660)	2,125	1,234	948	81
Net income	382	5,217	3,257	2,760	673
PER SHARE DATA					
Basic earnings	$0.07	$1.06	$0.65	$0.55	$0.15
Diluted earnings	0.07	1.06	0.65	0.55	0.15
Cash dividends declared	0.36	0.34	0.26	0.21	0.20
AVERAGE BALANCES					
Average shareholders' equity	$63,576	$59,964	$57,945	$54,501	$51,083
Average total assets	667,470	575,491	556,572	554,095	433,366
RATIOS					
Return on average shareholders' equity	0.60%	8.70%	5.62%	5.06%	1.32%
Return on average total assets	0.06	0.91	0.59	0.50	0.16
Cash dividend payout ratio (cash dividends divided by net income)	458.18	32.14	40.01	38.25	133.33
Average shareholders' equity to average total assets	9.52	10.42	10.41	9.84	11.79
PERIOD END TOTALS					
Total assets	$673,049	$657,619	$561,214	$556,007	$530,542
Total investments and Fed Funds sold	105,083	112,606	94,661	111,562	139,353
Total loans and leases	452,558	450,112	389,269	370,102	327,048
Loans held for sale	16,858	3,824	1,650	390	224
Total deposits	491,242	484,221	406,031	414,555	384,838
Notes payable	2,147	1,000	922	2,589	939
Advances from FHLB	35,267	36,647	24,000	21,000	45,500
Trust Preferred Securities	20,620	20,620	20,620	20,620	20,620
Shareholders' equity	61,708	61,662	59,325	56,955	54,451
Shareholders' equity per share	$12.69	$12.63	$11.92	$11.33	$10.83

Management's Report on Internal Control Over Financial Reporting

The management of Rurban Financial Corp. (the "Corporation") is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Corporation's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in conformity with U.S. generally accepted accounting principles. The Corporation's internal control over financial reporting includes those policies and procedures that:

a) Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Corporation and its consolidated subsidiaries;

b) Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles, and that receipts and expenditures of the Corporation and its consolidated subsidiaries are being made only in accordance with authorizations of management and directors of the Corporation; and

c) Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Corporation and its consolidated subsidiaries that could have a material effect on the financial statements.

With the supervision and participation of our President and Chief Executive Officer, and our Chief Financial Officer, management assessed the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2009, based on the criteria set forth for effective internal control over financial reporting by the Committee of Sponsoring Organizations of the Treadway Commission in "Internal Control Integrated Framework". Based on our assessment and those criteria, management concluded that, as of December 31, 2009, the Corporation's internal control over financial reporting is effective.

This Annual Report does not include an attestation report of the Corporation's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Corporation's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Corporation to provide only management's report in this Annual Report.

RURBAN FINANCIAL CORP.



Kenneth A. Joyce
Executive Vice Chairman



Duane L. Sinn
Chief Financial Officer

February 26, 2010

BKD LLP
CPAs & Advisors

312 Walnut Street, Suite 3000
Cincinnati, OH 45202-4025
513.621.8300 Fax 513.621.8345 www.bkd.com

Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors and Stockholders
Rurban Financial Corp.
Defiance, Ohio

We have audited the accompanying consolidated balance sheets of Rurban Financial Corp. as of December 31, 2009 and 2008, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2009. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Rurban Financial Corp. as of December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

BKD, LLP

Cincinnati, Ohio
February 26, 2010

Rurban Financial Corp.
Consolidated Balance Sheets
December 31

Assets

	2009	2008
Cash and due from banks	$ 24,824,785	$ 18,059,532
Federal funds sold	-	10,000,000
Cash and cash equivalents	24,824,785	28,059,532
Available-for-sale securities	105,083,112	102,606,475
Loans held for sale	16,857,648	3,824,499
Loans, net of unearned income	452,557,581	450,111,653
Allowance for loan losses	(7,030,178)	(5,020,197)
Premises and equipment, net	16,993,640	17,621,262
Federal Reserve and Federal Home Loan Bank Stock, at cost	3,748,250	4,244,100
Foreclosed assets held for sale, net	1,767,953	1,384,335
Interest receivable	2,324,868	2,964,663
Goodwill	21,414,790	21,414,790
Core deposits and other intangibles	4,977,513	5,835,936
Purchased software	5,338,319	5,867,395
Cash value of life insurance	12,792,045	12,625,015
Other assets	11,398,776	6,079,451
Total assets	$ 673,049,102	$ 657,618,909

See Notes to Consolidated Financial Statements

Rurban Financial Corp.

Consolidated Balance Sheets
December 31

Liabilities and Stockholders' Equity

	2009	2008
Liabilities		
Deposits		
Non interest bearing demand	$ 57,229,795	$ 52,242,626
Interest bearing NOW	87,511,973	73,123,095
Savings	43,321,364	34,563,566
Money Market	86,621,953	82,025,074
Time Deposits	216,557,067	242,266,223
Total deposits	491,242,152	484,220,584
Short-term borrowings	52,042,820	43,425,978
Notes payable	2,146,776	1,000,000
Federal Home Loan Bank advances	35,266,510	36,646,854
Trust preferred securities	20,620,000	20,620,000
Interest payable	1,507,521	1,965,842
Deferred income taxes	2,715,716	2,987,770
Other liabilities	5,799,952	5,089,877
Total liabilities	611,341,447	595,956,905
Commitments and Contingent Liabilities		
Stockholders' Equity		
Common stock, $2.50 stated value; authorized 10,000,000 shares; 5,027,433 shares issued	12,568,583	12,568,583
Additional paid-in capital	15,186,042	15,042,781
Retained earnings	34,415,316	35,785,317
Accumulated other comprehensive income (loss)	1,307,025	(121,657)
Treasury stock, at cost		
Common; 2009 - 165,654 shares, 2008 -145,981 shares	(1,769,311)	(1,613,020)
Total stockholders' equity	61,707,655	61,662,004
Total liabilities and stockholders' equity	$ 673,049,102	$ 657,618,909

See Notes to Consolidated Financial Statements

Rurban Financial Corp.

Consolidated Statements of Income
Years Ended December 31

	2009	2008	2007
Interest Income			
Loans			
Taxable	$ 27,272,465	$ 27,473,302	$ 27,782,068
Tax-exempt	91,294	84,878	73,451
Securities			
Taxable	4,082,639	4,289,728	4,283,508
Tax-exempt	1,063,190	686,458	645,451
Other	81,562	134,079	225,151
Total interest income	32,591,150	32,668,445	33,009,629
Interest Expense			
Deposits	6,525,942	10,066,325	13,595,896
Notes payable	132,116	34,576	126,812
Repurchase Agreements	1,733,668	1,821,330	1,615,016
Federal funds purchased	2,827	18,432	39,047
Federal Home Loan Bank advances	1,624,700	1,508,115	1,037,026
Trust preferred securities	1,573,293	1,691,792	1,808,520
Total interest expense	11,592,546	15,140,570	18,222,317
Net Interest Income	20,998,604	17,527,875	14,787,312
Provision for Loan Losses	5,738,098	689,567	521,306
Net Interest Income After Provision for Loan Losses	15,260,506	16,838,308	14,266,006
Non-interest Income			
Data service fees	18,859,701	20,165,451	19,382,115
Trust fees	2,508,723	3,081,898	3,385,320
Customer service fees	2,607,985	2,416,093	2,243,745
Net gains on loan sales	3,354,654	740,985	574,000
Net realized gains on sales of available-for-sale securities	960,320	-	1,998
Net proceeds from VISA IPO	-	132,106	-
Investment securities recoveries	-	197,487	-
Loan servicing fees	443,309	235,095	227,017
Gain (losses) on sale of assets	(134,732)	247,517	29,477
Other	995,126	844,105	1,017,727
Total non-interest income	$ 29,595,086	$ 28,060,737	$ 26,861,399

See Notes to Consolidated Financial Statements

Rurban Financial Corp.

Consolidated Statements of Income
Years Ended December 31

	2009	2008	2007
Non-interest Expense			
Salaries and employee benefits	$ 21,034,671	$ 17,318,103	$ 17,007,314
Net occupancy expense	2,227,452	2,015,946	1,994,299
Equipment expense	7,463,352	6,308,564	6,586,623
Data processing fees	609,876	427,251	469,808
Professional fees	2,891,607	1,859,447	2,226,577
Marketing expense	857,727	831,727	820,528
Printing and office supplies	601,626	554,267	661,760
Telephone and communications	1,622,077	1,686,834	1,781,277
Postage and delivery expense	2,079,463	2,165,098	1,545,340
Insurance expense	1,222,636	154,670	140,651
Employee expense	1,151,438	1,084,028	1,083,056
State, local and other taxes	724,546	985,503	584,031
Other	2,647,018	2,165,175	1,735,346
Total non-interest expense	45,133,489	37,556,613	36,636,610
Income Before Income Tax	(277,897)	7,342,432	4,490,795
Provision for Income Taxes	(660,388)	2,125,193	1,234,160
Net Income	$ 382,491	$ 5,217,239	$ 3,256,635
Basic Earnings Per Share	$ 0.07	$ 1.06	$ 0.65
Diluted Earnings Per Share	$ 0.07	$ 1.06	$ 0.65

See Notes to Consolidated Financial Statements

Rurban Financial Corp.

Consolidated Statements of Stockholders' Equity
Years Ended December 31

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
Balance, January 1, 2007	$ 12,568,583	$ 14,859,165	$ 30,407,298	$ (879,893)	$ -	$ 56,955,153
Comprehensive Income						
Net Income			3,256,635			3,256,635
Change in unrealized gain (loss) on securities available for sale, net of reclassification adjustment and tax effect				962,128		962,128
Total comprehensive income						4,218,763
Dividends on common stock, $0.26 per share			(1,302,827)			(1,302,827)
Expense of stock option plan		64,406				64,406
Shares repurchased under stock repurchase plan					(610,260)	(610,260)
Balance, December 31, 2007	12,568,583	14,923,571	32,361,106	82,235	(610,260)	59,325,235
Comprehensive Income						
Net Income			5,217,239			5,217,239
Change in unrealized gain (loss) on securities available for sale, net of reclassification adjustment and tax effect				(203,892)		(203,892)
Total comprehensive income						5,013,347
Dividends on common stock, $0.34 per share			(1,676,723)			(1,676,723)
Expense of stock option plan		119,210				119,210
Cumulative effect adjustment for split dollar BOLI			(116,305)			(116,305)
Shares repurchased under stock repurchase plan					(1,002,760)	(1,002,760)
Balance, December 31, 2008	12,568,583	15,042,781	35,785,317	(121,657)	(1,613,020)	61,662,004
Comprehensive Income						
Net Income			382,491			382,491
Change in unrealized gain (loss) on securities available for sale, net of reclassification adjustment and tax effect				1,428,682		1,428,682
Total comprehensive income						1,811,173
Dividends on common stock, $0.36 per share			(1,752,492)			(1,752,492)
Expense of stock option plan		143,261				143,261
Shares repurchased under stock repurchase plan					(156,291)	(156,291)
Balance, December 31, 2009	$ 12,568,583	$ 15,186,042	$ 34,415,316	$ 1,307,025	$ (1,769,311)	$ 61,707,655

See Notes to Consolidated Financial Statements

Rurban Financial Corp.
Consolidated Statements of Cash Flows
Years Ended December 31

	2009	2008	2007
Operating Activities			
Net Income	$ 382,491	$ 5,217,239	$ 3,256,635
Items not requiring (providing) cash			
Depreciation and amortization	4,473,367	3,684,358	3,969,922
Provision for loan losses	5,738,098	689,567	521,306
Expense of share-based compensation plan	143,261	119,210	64,406
Amortization of premiums and discounts on securities	608,534	133,614	48,799
Amortization of intangible assets	858,423	710,324	723,754
Deferred income taxes	(1,008,042)	1,482,203	(795,035)
FHLB Stock Dividends	-	(127,200)	(47,250)
Proceeds from sale of loans held for sale	309,811,437	38,708,669	18,032,822
Originations of loans held for sale	(319,489,932)	(40,142,425)	(18,718,482)
Gain from sale of loans	(3,354,654)	(740,985)	(574,000)
(Gain) loss on sale of foreclosed assets	102,713	(4,517)	-
(Gain) loss on sales of fixed assets	32,019	(243,000)	(29,396)
Net realized gains on available-for-sale securities	(960,320)	-	(1,998)
Changes in			
Interest receivable	639,795	935,431	120,806
Other assets	(5,412,295)	641,023	(254,227)
Interest payable and other liabilities	251,756	(1,400,738)	(408,466)
Net cash provided by (used in) operating activities	(7,183,349)	9,662,773	5,909,596
Investing Activities			
Net change in interest-bearing accounts	-	-	150,000
Purchases of available-for-sale securities	(67,881,565)	(46,231,266)	(29,501,721)
Proceeds from maturities of available-for-sale securities	40,839,927	48,098,994	37,247,138
Proceeds from sales of available-for-sale securities	27,081,457	36,519,016	3,466,240
Net change in loans	(7,721,644)	(19,140,093)	(19,653,367)
Purchase of premises, equipment and software	(3,406,256)	(8,045,766)	(3,701,669)
Proceeds from sales of premises, equipment and software	57,567	2,327,708	401,241
Purchase of bank owned life insurance	-	-	(1,000,000)
Proceeds from sale of foreclosed assets	987,208	604,873	-
Cash paid to shareholders of Diverse Computer Marketers, Inc. Acquisition	-	-	(266,560)
Net cash paid to acquire The National Bank of Montpelier	-	(14,779,983)	-
Purchase of FHLB stock	(204,150)	-	-
Proceeds for the sale of FHLB stock	700,000	-	-
Proceeds from sale of Federal Reserve stock	-	-	19,500
Net cash used in investing activities	$ (9,547,456)	$ (646,517)	$ (12,839,198)

See Notes to Consolidated Financial Statements

Rurban Financial Corp.

Consolidated Statements of Cash Flows
Years Ended December 31

	2009	2008	2007
Financing Activities			
Net increase in demand deposits, money market, interest checking and savings accounts	$ 32,730,724	$ 18,765,273	$ 5,717,453
Net decrease in certificates of deposit	(25,709,156)	(27,370,079)	(14,241,716)
Net increase in securities sold under agreements to repurchase	3,616,842	419,540	10,735,538
Net increase in federal funds purchased	5,000,000	-	-
Proceeds from Federal Home Loan Bank advances	7,500,000	24,000,000	14,000,000
Repayment of Federal Home Loan Bank advances	(8,880,344)	(11,353,145)	(11,000,000)
Proceeds from notes payable	2,700,000	1,000,000	-
Net change in short term line of credit	(1,000,000)	-	-
Repayment of notes payable	(553,224)	(922,457)	(1,666,750)
Purchase of treasury stock	(156,291)	(1,002,760)	(610,260)
Dividends paid	(1,752,493)	(1,676,723)	(1,302,827)
Net cash provided by financing activities	13,496,058	1,859,649	1,631,438
Increase (Decrease) in Cash and Cash Equivalents	(3,234,747)	10,875,905	(5,298,164)
Cash and Cash Equivalents, Beginning of Year	28,059,532	17,183,627	22,481,791
Cash and Cash Equivalents, End of Year	$ 24,824,785	$ 28,059,532	$ 17,183,627
Supplemental Cash Flows Information			
Interest paid	$ 12,050,867	$ 15,707,642	$ 17,913,818
Income taxes paid (refunded)	$ (71,000)	$ 1,212,000	$ 2,430,000
Transfer of loans to foreclosed assets	$ 1,547,599	$ 2,292,731	$ 320,600
Net assets acquired in business combination	$ -	$ 113,441,000	$ -
Net liabilities assumed in business combination	$ -	$ 88,211,000	$ -

Rurban Financial Corp.

Notes to Consolidated Financial Statements
December 31, 2009 and 2008

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Rurban Financial Corp. ("Company") is a bank holding company whose principal activity is the ownership and management of its wholly-owned subsidiaries, The State Bank and Trust Company ("State Bank"), RFCBC, Inc. ("RFCBC"), RDSI Banking Systems ("RDSI"), Rurban Statutory Trust I ("RST I"), and Rurban Statutory Trust II ("RST II"). State Bank owns all the outstanding stock of Rurban Mortgage Company ("RMC") and Rurban Investments, Inc. ("RII"). State Bank is primarily engaged in providing a full range of banking and financial services to individual and corporate customers in Northwest Ohio and Northeast Indiana. State Bank is subject to competition from other financial institutions. State Bank is regulated by certain federal and state agencies and undergoes periodic examinations by those regulatory authorities. RFCBC operates as a loan subsidiary that continues to administer one classified loan. RDSI provides data and item processing services to community banks in Arkansas, Illinois, Indiana, Kansas, Michigan, Missouri, Nebraska, Nevada, Ohio and Wisconsin. Reliance Financial Services ("RFS") operating as a division of State Bank, offers a diversified array of trust and financial services to customers nationwide. RST I and RST II are trusts which were organized in 2000 and 2005, respectively, to manage the Company's trust preferred securities.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company, State Bank, RFCBC, RDSI, RMC, and RII. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses, valuation of real estate acquired in connection with foreclosures or in satisfaction of loans, loan servicing rights, valuation of deferred tax assets, other-than-temporary impairment (OTTI) and fair value of financial instruments.

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2009 and 2008, cash equivalents consisted primarily of interest and non-interest bearing demand deposit balances held by correspondent banks.

Effective October 3, 2008, the FDIC's insurance limits increased to $250 thousand. The increase in federally insured limits is currently set to expire December 31, 2013. At December 31, 2009, the

Bank's interest-bearing cash accounts exceeded federally insured limits by approximately $1,544,000.

Securities

Available-for-sale securities, which include any security for which the Company has no immediate plan to sell but which may be sold in the future, are carried at fair value. Unrealized gains and losses are recorded, net of related income tax effects, in other comprehensive income.

Amortization of premiums and accretion of discounts are recorded as interest income from securities. Realized gains and losses are recorded as net security gains (losses). Gains and losses on sales of securities are determined on the specific-identification method.

Effective April 1, 2009 the Company adopted new accounting guidance related to recognition and presentation of other-than-temporary impairment (ASC 320-10). When the Company does not intend to sell a debt security, and it is more likely than not, the Company will not have to sell the security before recovery of its cost basis, it recognizes the credit component of an other-than-temporary impairment of a debt security in earnings and the remaining portion in other comprehensive income.

Prior to the adoption of the recent accounting guidance on April 1, 2009, management considered, in determining whether other-than-temporary impairment exists, (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer and (3) the intent and ability of the Bank to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Mortgage Loans Held for Sale

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to non-interest income. Gains and losses on loan sales are recorded in non-interest income, and direct loan origination costs and fees are deferred at origination of the loan and are recognized in non-interest income upon sale of the loan.

Loans

Loans that management has the intent and ability to hold for the foreseeable future, or until maturity or payoffs, are reported at their outstanding principal balances adjusted for any charge-offs, the allowance for loan losses, any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans. Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. Generally, loans are placed on non-accrual status not later than 90 days past due, unless the loan is well-secured and in the process of collection. All interest accrued, but not collected for loans that are placed on non-accrual or charged-off, are reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to income. Loan losses are charged against the allowance when management believes the uncollectability of a loan balance is probable. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectability of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as new information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that State Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration each of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial, agricultural, and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogenous loans are collectively evaluated for impairment. Accordingly, State Bank does not separately identify individual consumer and residential loans for impairment measurements.

Premises and Equipment

Depreciable assets are stated at cost less accumulated depreciation. Depreciation is charged to expense using the straight-line method for buildings and the declining balance method for equipment over the estimated useful lives of the assets. Leasehold improvements are capitalized and depreciated using the straight-line method over the terms of the respective leases.

Long-lived Asset Impairment

The Company evaluates the recoverability of the carrying value of long-lived assets whenever events or circumstances indicate the carrying amount may not be recoverable. If a long-lived asset is tested for recoverability and the undiscounted estimated future cash flows expected to result from the use and eventual disposition of the asset is less than the carrying amount of the asset, the assets cost is adjusted to fair value and an impairment loss is recognized as the amount by which the carrying amount of a long-lived asset exceeds its fair value.

No asset impairment was recognized during the years ended December 31, 2009 and 2008.

Federal Reserve and Federal Home Loan Bank Stock

Federal Reserve and Federal Home Loan Bank stock are required investments for institutions that are members of the Federal Reserve and Federal Home Loan Bank systems. The required investment in the common stock is based on a predetermined formula.

Foreclosed Assets Held for Sale

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of the carrying amount or the fair value less cost to sell. Revenue and expenses from operations related to foreclosed assets and changes in the valuation allowance are included in net income or expense from foreclosed assets.

Goodwill

Goodwill is tested for impairment annually. If the implied fair value of goodwill is lower than its carrying amount, goodwill impairment is indicated and goodwill is written down to its implied fair value. Subsequent increases in goodwill value, if any, are not recognized in the financial statements.

Intangible Assets

Intangible assets are being amortized on a straight-line basis over weighted-average periods ranging from one to fifteen years. Such assets are periodically evaluated as to the recoverability of their carrying value. Purchased software is being amortized using the straight-line method over periods ranging from one to three years.

Mortgage Servicing Rights

Mortgage servicing rights on originated loans that have been sold are initially recorded at fair value. Capitalized servicing rights are amortized in proportion to and over the period of estimated servicing revenues. Impairment of mortgage servicing rights is assessed based on a current market interest rate. For purposes of measuring impairment, the rights are stratified based on predominant risk characteristics of the underlying loans. The predominant characteristic currently used for stratification is type of loan. The amount of impairment recognized is the amount by which the capitalized mortgage servicing rights for a stratum exceed their fair value.

Share-Based Employee Compensation Plan

At December 31, 2009 and 2008, the Company had a share-based employee compensation plan, which is described more fully in Note 19.

Income Taxes

Deferred tax assets and liabilities are recognized for the tax effects of differences between the financial statement and tax basis of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized. The Company files consolidated income tax returns for its subsidiaries.

Treasury Shares

Treasury stock is stated at cost. Cost is determined by the first-in, first-out method. On April 12, 2007, Rurban initiated a stock repurchase program, authorizing the repurchase of up to 250,000 shares, or approximately five percent, of the Company's outstanding shares. On July 15, 2009, the Company announced an extension of the repurchase plan for an additional fifteen months. As of year-end, the Company had repurchased a total of 165,654 shares at an average cost of $10.68 per share.

Earnings Per Share

Earnings per share have been computed based upon the weighted-average common shares outstanding during each year.

Current Economic Conditions

The current economic environment presents financial institutions with unprecedented circumstances and challenges, which in some cases have resulted in large declines in the fair values of investments and other assets, constraints on liquidity and significant credit quality problems, including severe volatility in the valuation of real estate and other collateral supporting loans. The financial statements have been prepared using values and information currently available to the Company.

Given the volatility of current economic conditions, the values of assets and liabilities recorded in the financial statements could change rapidly, resulting in material future adjustments in asset values, the allowance for loan losses, and capital that could negatively impact the Company's ability to meet regulatory capital requirements and maintain sufficient liquidity.

Reclassifications

Certain reclassifications have been made to the 2007 and 2008 financial statements to conform to the 2009 financial statement presentation. These reclassifications had no affect on net income.

Note 2: Restriction on Cash and Due From Banks

State Bank is required to maintain reserve funds in cash and/or on deposit with the Federal Reserve Bank. The reserve required at December 31, 2009, was $1,351,000.

Rurban Financial Corp.

Notes to Consolidated Financial Statements
December 31, 2009 and 2008

Note 3: Securities

The amortized cost and approximate fair values of securities were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Fair Value
Available-for-Sale Securities:				
December 31, 2009:				
U.S. Treasury and Government agencies	$ 13,215,086	$ 5,359	$ (276,796)	$ 12,943,649
Mortgage-backed securities	50,877,903	1,792,894	(424,519)	52,246,278
State and political subdivisions	30,653,604	984,833	(101,431)	31,537,006
Money Market Mutual Fund	8,333,179	-	-	8,333,179
Equity securities	23,000	-	-	23,000
	$ 103,102,772	$ 2,783,086	$ (802,746)	$ 105,083,112
December 31, 2008:				
U.S. Treasury and Government agencies	$ 15,146,301	$ 65,978	$ (28,396)	$ 15,183,883
Mortgage-backed securities	64,329,865	1,014,453	(797,893)	64,546,425
State and political subdivisions	23,241,636	22,010	(462,215)	22,801,431
Equity securities	23,000	-	-	23,000
Other securities	50,000	1,736	-	51,736
	$ 102,790,802	$ 1,104,177	$ (1,288,504)	$ 102,606,475

The amortized cost and fair value of securities available for sale at December 31, 2009, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Available for Sale	
	Amortized Cost	Fair Value
Within one year	$ 1,027,913	$ 1,044,796
Due after one year through five years	3,736,916	3,887,231
Due after five years through ten years	9,837,771	10,006,344
Due after ten years	29,266,090	29,542,284
	43,868,690	44,480,655
Mortgage-backed securities & Equity Securities	59,234,082	60,602,457
Totals	$ $103,102,772	$ $105,083,112

The carrying value of securities pledged as collateral, to secure public deposits and for other purposes, was $24,104,265 at December 31, 2009, and $33,942,109 at December 31, 2008. The securities delivered for repurchase agreements were $55,504,340 at December 31, 2009 and $51,419,727 at December 31, 2008.

Gross gains of $961,013, $0, and $1,998 and gross losses of $693, $0, and $0 resulting from sales of available-for-sale securities were realized for 2009, 2008, and 2007, respectively. The tax expense for net security gains for 2009, 2008, and 2007 were $326,509, $0, and $679, respectively.

Certain investments in debt securities are reported in the financial statements at an amount less than their historical cost. Total fair value of these investments at December 31, 2009 and 2008, were $20,140,212 and $26,135,897 which is approximately 19 percent and 25 percent of the Company's available-for-sale investment portfolio, respectively.

Based on evaluation of available evidence, including recent changes in market interest rates, credit rating information and information obtained from regulatory filings, management believes the declines in fair value for these securities are temporary.

Should the impairment of any of these securities become other than temporary, the cost basis of the investment will be reduced and the resulting loss recognized in net income in the period the other-than-temporary impairment is identified.

In 2002, the Company took an after-tax loss of $1.1 million on an investment in WorldCom bonds. In 2006, $889,454 of this loss was recovered, which resulted in a $587 thousand after-tax gain. In 2008, an additional $197,487 of this loss was recovered, which resulted in a $130 thousand after-tax gain.

Securities with unrealized losses at December 31, 2009, are as follows:

	Less than 12 Months		12 Months or Longer		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available-for-Sale Securities:						
U.S. Treasury and Government agencies	$ 12,837,085	$ (276,796)	$ -	$ -	$ 12,837,085	$ (276,796)
Mortgage-backed securities	1,263,285	(15,539)	2,255,050	(408,980)	3,518,335	(424,519)
State and political subdivisions	2,792,842	(56,693)	991,950	(44,737)	3,784,792	(101,431)
	$ 16,893,212	$ (349,028)	$ 3,247,000	$ (453,717)	$ 20,140,212	$ (802,746)

Securities with unrealized losses at December 31, 2008, are as follows:

	Less than 12 Months		12 Months or Longer		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available-for-Sale Securities:						
U.S. Treasury and Government agencies	$ 974,720	$ (28,396)	$ -	$ -	$ 974,720	$ (28,396)
Mortgage-backed securities	9,619,369	(571,239)	1,590,836	(226,654)	11,210,205	(797,893)
State and political subdivisions	12,756,053	(441,439)	1,194,919	(20,776)	13,950,972	(462,215)
	$ 23,350,142	$ (1,041,074)	$ 2,785,755	$ (247,430)	$ 26,135,897	$ (1,288,504)

The total unrealized losses on the mortgage-backed securities portfolio, all of which are residential mortgage backs, is derived mainly from three private label senior tranche residential CMO securities with a book value of $2.7 million and a fair value of $2.3 million. In addition to these three private label CMO's the company also holds two GSE CMO's, which have a book and fair value of $1.3 million. Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concern warrants such evaluation. When the Company does not intend to sell a debt security, and it is more likely than not, the Company will not have to sell the security before recovery of its cost basis, it recognizes the credit component of an other-than-temporary impairment of a debt security in earnings and the remaining portion in other comprehensive income. For held-to-maturity debt securities, the amount of an other-than-temporary impairment recorded in other comprehensive income for the noncredit portion of a previous other-than-temporary impairment is amortized prospectively over the remaining life of the security on the basis of the timing of future estimated cash flows of the security. Management has determined there is no other-than-temporary-impairment on these CMO securities.

Note 4: Loans and Allowance for Loan Losses

Categories of loans at December 31 include:

	2009	2008
Commercial	$ 84,642,860	$ 83,645,408
Commercial real estate	179,909,135	161,566,005
Agricultural	41,485,301	43,641,132
Residential real estate	92,971,599	107,905,198
Consumer	53,655,238	53,338,523
Leasing	221,190	266,348
Total loans	452,885,323	450,362,614
Less		
Net deferred loan fees, premiums and discounts	(327,742)	(250,961)
Loans, net of unearned income	452,557,581	450,111,653
Allowance for loan losses	$ (7,030,178)	$ (5,020,197)

Activity in the allowance for loan losses was as follows:

	2009	2008	2007
Balance, beginning of year	$ 5,020,197	$ 3,990,455	$ 3,717,377
Balance, National Bank of Montpelier	-	1,104,591	-
Provision charged to expense	5,738,098	689,567	521,306
Recoveries	147,265	157,790	183,987
Losses charged off	(3,875,382)	(922,206)	(432,215)
Balance, end of year	$ 7,030,178	$ 5,020,197	$ 3,990,455

A loan is considered impaired, in accordance with the impairment accounting guidance (ASC 310-10-35-16), when based on current information and events, it is probable the Bank will be unable to collect all amounts due from the borrower in accordance with the contractual terms of the loan. Impaired loans include non-performing commercial loans but also include loans modified in troubled debt restructurings where concessions have been granted to borrowers experiencing financial difficulties. These concessions could include a reduction in the interest rate on the loan, payment extensions, forgiveness of principal, forbearance or other actions intended to maximize collection.

Included in certain loan categories in the impaired loans are troubled debt restructurings that were classified as impaired. At December 31, 2009, the Bank had $211 thousand of residential mortgages, $2,545,000 of commercial domestic loans, $3,080,000 of commercial real estate loans and $35 thousand of consumer loans that were modified in troubled debt restructurings and impaired. In addition to these amounts, the Bank had troubled debt restructurings that were performing in accordance with their modified terms of $701 thousand of residential mortgage, $8 thousand of commercial domestic loans, $602 thousand of commercial real estate loans and $51 thousand of consumer loans at December 31, 2009.

The following table presents the Bank's nonaccrual loans at December 31, 2009, 2008 and 2007. This table excludes purchased impaired loans and performing troubled debt restructurings.

	At December 31,		
	2009	**2008**	**2007**
Year-end impaired loans with no allowance for loan losses allocated	$ 1,099,912	$ 1,706,246	$ 1,786,931
Year-end loans with allowance for loan losses allocated	$ 14,912,035	$ 865,710	$ 1,897,903
Total impaired loans	$ 16,011,947	$ 2,571,956	$ 3,684,834
Amount of allowance allocated	$ 3,041,967	$ 322,190	$ 332,805
Average of impaired loans during the year	$ 16,111,693	$ 2,158,106	$ 2,805,689
Interest income recognized during impairment	$ 564,931	$ 11,970	$ 63,425
Cash-basis interest income recognized	$ 596,565	$ 14,807	$ 74,940

At December 31, 2009, 2008, and 2007 accruing loans delinquent 90 days or more totaled $0. Non-accruing loans at December 31, 2009, 2008, and 2007 were $18,543,000, $5,178,000, and $5,990,000, respectively.

Note 5: Premises and Equipment

Major classifications of premises and equipment stated at cost were as follows at December 31:

	2009	2008
Land	$ 2,027,383	$ 2,071,883
Buildings and improvements	14,871,520	14,781,372
Equipment	11,663,865	10,205,378
Construction in progress	508,500	1,064,890
	29,071,268	28,123,523
Less accumulated depreciation	(12,077,628)	(10,502,261)
Net premises and equipment	$ 16,993,640	$ 17,621,262

Note 6: Goodwill

The changes in the carrying amount of goodwill for the years ended December 31, 2009, 2008 and 2007 were:

	2009	2008	2007
Balance as of January 1	$ 21,414,790	$ 13,940,618	$ 13,674,058
Goodwill acquired during the year - Data Processing	-	-	266,559
Goodwill acquired during the year - Banking	-	7,474,172	-
Balance as of December 31	$ 21,414,790	$ 21,414,790	$ 13,940,618

Goodwill impairment is tested on the last day of the last quarter of each calendar year. The first step impairment test compares the fair value of the reporting units, State Bank and RDSI, with their carrying values, including goodwill. Step one indicated the fair market value of the Company stock was in excess of the book value and no further testing was required. Based on the results of our tests for impairment, the Company concluded that no impairment of goodwill existed on December 31, 2009 and 2008.

Note 7: Other Intangible Assets

The carrying basis and accumulated amortization of recognized intangible assets at December 31, 2009 and 2008 were:

	2009		2008	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Core deposits intangible	$ 5,450,647	$ (2,427,111)	$ 5,450,647	$ (1,794,702)
Customer relationship intangible	200,627	(104,761)	200,627	(96,458)
Banking intangibles	5,651,274	(2,531,872)	5,651,274	(1,891,160)
Customer relationship intangible	2,389,000	(530,889)	2,389,000	(371,623)
Trademark intangible	180,000	(180,000)	180,000	(140,000)
Non-compete intangible	83,000	(83,000)	83,000	(64,555)
Data processing intangibles	2,652,000	(793,889)	2,652,000	(576,178)
Purchased software - banking	556,031	(320,092)	469,515	(199,364)
Purchased software - data processing	12,699,410	(7,646,988)	11,172,252	(5,662,679)
Purchased software - other	187,214	(137,256)	351,660	(263,989)
Purchased software	13,442,655	(8,104,336)	11,993,427	(6,126,032)
Total	$ 21,745,929	$ (11,430,097)	$ 20,296,701	$ (8,593,370)

Amortization expense for core deposits and other intangible assets for the years ended December 31, 2009, 2008 and 2007, were $858,423, $710,323 and $723,754, respectively. Amortization expense for purchased software for the years ended December 31, 2009, 2008 and 2007 were $1,816,247, $1,160,247 and $1,339,276, respectively Estimated amortization expense for each of the following five years is:

	2010	2011	2012	2013	2014
Core deposit intangible	$ 626,595	$ 621,634	$ 617,490	$ 566,994	$ 365,465
Customer relationship intangible	8,815	8,033	7,934	7,202	6,461
Banking intangibles	635,410	629,667	625,424	574,195	371,926
Customer relationship intangible	159,267	159,267	159,267	159,267	159,267
Data Procesing intangibles	159,267	159,267	159,267	159,267	159,267
Purchased software - Banking	111,638	60,669	27,177	20,594	15,861
Purchased software - Data Processing	3,870,052	347,424	231,197	149,428	96,743
Purchased software - Other	38,134	10,867	957	-	-
Purchased Software	4,019,824	418,960	259,331	170,022	112,604
Total	$ 4,814,500	$ 1,207,894	$ 1,044,021	$ 903,484	$ 643,797

RDSI has effectively cancelled its contract with its current service provider, effective December 31, 2010. Following applicable Accounting Codifications Standards (ACS) literature, the Company has revised its estimated life related to the amortization of the purchased software noted above. The software was being amortized over a period of 10 years, whereby the Company had approximately eight years remaining. However, based on accounting guidance noted above, the Company has revised the software's estimated useful life and will fully amortize the remaining balance through December 2010. The result of the accelerated amortization is an additional $761 thousand and $1,659,000 of amortization expense in 2009 and 2010, respectively.

Note 8: Mortgage Servicing Rights

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balance of mortgage loans serviced for others approximated $208,276,000 and $70,962,000 at December 31, 2009 and 2008, respectively. Contractually specified servicing fees, late fees and ancillary fees of approximately $374 thousand and $155 thousand are included in loan servicing fees in the income statement at December 31, 2009 and 2008, respectively.

The following table summarizes mortgage servicing rights capitalized and related amortization, along with activity in the related valuation allowance:

	2009	2008	2007
Carrying amount, beginning of year	$ 607,078	$ 397,996	$ 209,053
Mortgage servicing rights capitalized during the year	1,638,564	327,423	201,995
Servicing rights acquired in acquisition	-	50,000	-
Mortgage servicing rights amortization during the year	(305,489)	(68,341)	(13,052)
Net change in valuation allowance	15,000	(100,000)	-
Carrying amount, end of year	$ 1,955,153	$ 607,078	$ 397,996
Valuation allowance:			
Beginning of year	$ 100,000	$ -	$ -
Additions	25,000	100,000	-
Reduction	(40,000)	-	-
End of year	$ 85,000	$ 100,000	$ -
Fair Value, beginning of period	$ 607,078	$ 397,996	$ 209,053
Fair Value, end of period	$ 1,955,153	$ 607,078	$ 397,996

Note 9: Interest-Bearing Time Deposits

Interest-bearing time deposits in denominations of $100 thousand or more were $74,944,000 on December 31, 2009, and $59,766,000 on December 31, 2008. Certificates of Deposit obtained from brokers totaled approximately $1,305,000 at December 31, 2009 and 2008 and mature within the next year.

At December 31, 2009, the scheduled maturities of time deposits were as follows:

2010	$ 136,078,650
2011	41,581,487
2012	28,906,245
2013	3,675,211
2014	4,296,269
Thereafter	2,019,205
	$ 216,557,067

Note 10: Short-Term Borrowings

	2009	2008
Federal funds purchased	$ 5,000,000	$ -
Securities sold under repurchase agreements - retail	12,042,820	8,425,978
Securities sold under repurchase agreements - broker	35,000,000	35,000,000
Total short-term borrowings	$ 52,042,820	$ 43,425,978

At December 31, 2009, State Bank had $20.5 million in federal funds lines, of which $5 million was drawn upon. At December 31, 2008, State Bank had $25.5 million in federal funds lines, of which none was drawn upon.

State Bank has retail repurchase agreements to facilitate cash management transactions with commercial customers. These obligations are secured by mortgage-backed securities. At December 31, 2009, retail repurchase agreements totaled $12,042,820. The maximum amount of outstanding agreements at any month-end during 2009 and 2008 totaled $13,747,000 and $12,531,000, respectively, and the monthly average of such agreements totaled $10,174,000 and $9,113,000, respectively. The agreements at December 31, 2009 and 2008 mature within one month.

State Bank also has repurchase agreements with brokerage firms who are in possession of the underlying securities. The securities are returned to State Bank on the repurchase date. The maximum amount of outstanding agreements at any month-end during 2009 and 2008 totaled $35,000,000 and the monthly average of such agreements totaled $35,000,000. These repurchase agreements mature between 2011 and 2012 and at December 31, 2009, totaled $35,000,000 with a weighted average interest rate at year-end of 4.75 percent.

Rurban Financial Corp.

Notes to Consolidated Financial Statements
December 31, 2009 and 2008

Note 11: Notes Payable

Notes payable at December 31, include:

	2009	2008
Note payable in the amount of $2,700,000, secured by all equipment and recievables of RDSI, monthly payments of $82,871 together with interest at a fixed rate of 6.50%, maturing April 21, 2012, that is due upon demand.	$ 2,146,776	$ -
Revolving Demand Note payable in the amount of $3,000,000, secured by all inventory, equipment and receivables of RDSI, monthly payments of interest at prime plus .5% (paid off in April 2009)	$ -	$ 1,000,000
	$ 2,146,776	$ 1,000,000

Rurban Financial Corp., the bank holding company, has a $5 million Line of Credit (LOC) with a regional bank at a rate of 4.00 percent. The balance was $0 at December 31, 2009 and 2008.

Aggregate annual maturities of notes payable at December 31, 2009 are:

	Debt
2010	880,844
2011	939,836
2012	326,096
	$ 2,146,776

Note 12: Federal Home Loan Bank Advances

The Federal Home Loan Bank advances were secured by $146,503,748 in balances from mortgage loans, commercial real estate loans, and investment securities at December 31, 2009. Advances, at interest rates from 2.67 to 6.25 percent, are subject to restrictions or penalties in the event of prepayment.

Aggregate annual maturities of Federal Home Loan Bank advances at December 31, 2009, are:

	Debt
2010	$13,667,728
2011	12,459,908
2012	1,278,328
2013	1,860,546
2014	6,000,000
Total	$35,266,510

Note 13: Trust Preferred Securities

On September 15, 2005, RST II, a wholly-owned subsidiary of the Company, closed a pooled private offering of 10,000 Capital Securities with a liquidation amount of $1,000 per security. The proceeds of the offering were loaned to the Company in exchange for junior subordinated debentures with terms similar to the Capital Securities. The sole assets of RST II are the junior subordinated debentures of the Company and payments there under. The junior subordinated debentures and the back-up obligations, in the aggregate, constitute a full and unconditional guarantee by the Company of the obligations of RST II under the Capital Securities. Distributions on the Capital Securities are payable quarterly at an interest rate that changes quarterly and is based on the 3-month LIBOR and are included in interest expense in the consolidated financial statements. These securities are considered Tier 1 capital (with certain limitations applicable) under current regulatory guidelines. As of December 31, 2009 and 2008, the outstanding principal balance of the Capital Securities was $10,000,000.

On September 7, 2000, RST I, a wholly-owned subsidiary of the Company, closed a pooled private offering of 10,000 Capital Securities with a liquidation amount of $1,000 per security. The proceeds of the offering were loaned to the Company in exchange for junior subordinated debentures with terms similar to the Capital Securities. The sole assets of RST I are the junior subordinated debentures of the Company and payments there under. The junior subordinated debentures and the back-up obligations, in the aggregate, constitute a full and unconditional guarantee by the Company of the obligations of RST I under the Capital Securities. Distributions on the Capital Securities are payable semi-annually at the annual rate of 10.6 percent and are included in interest expense in the consolidated financial statements. These securities are considered Tier 1 capital (with certain limitations applicable) under current regulatory guidelines. As of December 31, 2009 and 2008, the outstanding principal balance of the Capital Securities was $10,000,000.

The junior subordinated debentures are subject to mandatory redemption, in whole or in part, upon repayment of the Capital Securities at maturity or their earlier redemption at the liquidation amount. Subject to the Company having received prior approval of the Federal Reserve, if then required, the Capital Securities are redeemable prior to the maturity date of September 7, 2030, at the option of the Company; on or after September 7, 2020 at par; or on or after September 7, 2010 at a premium; or upon occurrence of specific events defined within the trust indenture.

Note 14: Income Taxes

The provision for income taxes includes these components:

	For The Year Ended December 31,		
	2009	2008	2007
Taxes currently payable	$ 347,655	$ 642,990	$ 2,029,195
Deferred provision (benefit)	(1,008,043)	1,482,203	(795,035)
Income tax expense	$ (660,388)	$ 2,125,193	$ 1,234,160

A reconciliation of income tax expense at the statutory rate to the Company's actual income tax expense is shown below:

	For The Year Ended December 31,		
	2009	2008	2007
Computed at the statutory rate (34%)	$ (94,485)	$ 2,496,427	$ 1,526,870
Decrease resulting from			
Tax exempt interest	(370,944)	(232,872)	(211,646)
Other	(194,959)	(138,362)	(81,064)
Actual tax expense	$ (660,388)	$ 2,125,193	$ 1,234,160

The Company or one of its subsidiaries files income tax returns in the U.S. federal and Ohio jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state and local examinations by tax authorities for years before 2007.

The Company accounts for uncertainties in income taxes in accordance with ASC 740, "Income Taxes". ASC 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As a result of the implementation of ASC 740, the Company did not become aware of any liability for uncertain tax positions that it believes should be recognized in the financial statements.

The tax effects of temporary differences related to deferred taxes shown on the balance sheets are:

	At December 31,	
	2009	2008
Deferred tax assets		
Allowance for loan losses	$ 2,332,349	$ 1,601,308
Accrued compensation and benefits	393,858	348,131
Net deferred loan fees	111,432	94,532
Unrealized losses on available-for-sale securities	-	62,672
Mark to market adjustments	591,970	-
Purchase accounting adjustments	142,535	223,620
NOL carry over	413,828	592,072
AMT credit carry over	185,295	-
Other	178,958	82,275
	4,350,225	3,004,610
Deferred tax liabilities		
Depreciation	(2,498,634)	(2,222,534)
Mortgage servicing rights	(664,752)	(274,407)
Unrealized gains on available-for-sale securities	(673,316)	-
Mark to market adjustments	-	(62,672)
Purchase accounting adjustments	(2,529,268)	(2,655,547)
Prepaids	(234,409)	(311,658)
FHLB stock dividends	(465,562)	(465,562)
	(7,065,941)	(5,992,380)
Net deferred tax liability	$ (2,715,716)	$ (2,987,770)

The NOL carry over of $1,217,000 begins to expire in 2025.

Note 15: Other Comprehensive Income (Loss)

Other comprehensive income (loss) components and related taxes are as follows:

	2009	2008	2007
Unrealized gains (losses) on securities available for sale	$ 3,124,990	$ (308,925)	$ 1,459,768
Reclassification for realized amount included in income	(960,320)	-	(1,998)
Other comprehensive income (loss), before tax effect	2,164,670	(308,925)	1,457,770
Tax expense (benefit)	735,988	(105,033)	495,642
Other comprehensive income (loss)	$ 1,428,682	$ (203,892)	$ 962,128

Note 16: Regulatory Matters

The Company and State Bank are subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and State Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and State Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2009, that the Company and State Bank exceed all capital adequacy requirements to which they are subject.

As of December 31, 2009, the most recent notification to the regulators categorized State Bank as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, State Bank must maintain capital ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed State Bank's status as well-capitalized.

The Company and State Bank's actual capital amounts (in millions) and ratios are also presented in the following table.

	Actual		For Capital Adequacy Purposes		To Be Well-Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2009						
Total Capital						
(to Risk-Weighted Assets)						
Consolidated	$ 59.8	12.6%	$ 37.8	8.0%	$ -	N/A
State Bank	50.9	11.1%	36.7	8.0%	45.8	10.0%
Tier 1 Capital						
(to Risk-Weighted Assets)						
Consolidated	53.9	11.4%	18.9	4.0%	-	N/A
State Bank	45.2	9.9%	18.3	4.0%	27.5	6.0%
Tier 1 Capital						
(to Average Assets)						
Consolidated	53.9	8.2%	26.1	4.0%	-	N/A
State Bank	45.2	7.1%	25.6	4.0%	32.0	5.0%
As of December 31, 2008						
Total Capital						
(to Risk-Weighted Assets)						
Consolidated	$ 59.5	13.0%	$ 36.5	8.0%	$ -	N/A
State Bank	50.0	11.3%	35.4	8.0%	44.3	10.0%
Tier 1 Capital						
(to Risk-Weighted Assets)						
Consolidated	54.5	11.9%	18.3	4.0%	-	N/A
State Bank	45.0	10.2%	17.7	4.0%	26.6	6.0%
Tier 1 Capital						
(to Average Assets)						
Consolidated	54.5	9.5%	23.1	4.0%	-	N/A
State Bank	45.0	7.7%	23.5	4.0%	29.3	5.0%

Dividends paid by Rurban are mainly provided for by dividends from its subsidiaries. However, certain restrictions exist regarding the ability of State Bank to transfer funds to Rurban in the form of cash dividends, loans or advances. Regulatory approval is required in order to pay dividends in excess of State Bank's earnings retained for the current year plus retained net profits since January 1, 2007. As of December 31, 2009, State Bank is required to receive regulatory approval prior to paying any dividends to Rurban due to the substantial dividend that State Bank paid Rurban for the 2008 acquisition of National Bank of Montpelier.

Note 17: Related Party Transactions

Certain directors, executive officers and principal shareholders of the Company, including associates of such persons, are loan customers. A summary of the related party loan activity, for loans aggregating $60 thousand or more to any one related party, follows for the years ended December 31, 2009 and 2008:

	2009	2008
Balance, January 1	$ 5,465,000	$ 6,001,000
New Loans	525,000	3,243,000
Repayments	(3,370,000)	(3,815,000)
Other changes	-	36,000
Balance, December 31	$ 2,620,000	$ 5,465,000

In management's opinion, such loans and other extensions of credit and deposits were made in the ordinary course of business and were made on substantially the same terms (including interest rates and collateral) as those prevailing at the time for comparable transactions with other persons. Further, in management's opinion, these loans did not involve more than normal risk of collectability or present other unfavorable features.

Deposits from related parties held at December 31, 2009 and 2008 totaled $857 thousand and $1,136,000, respectively.

Note 18: Employee Benefits

The Company has retirement savings 401(k) plans covering substantially all employees. Employees contributing up to 4 percent of their compensation receive a Company match of 100 percent of the employee's contribution. Employee contributions are vested immediately and the Company's matching contributions are fully vested after three years of employment. Employer contributions charged to expense for 2009, 2008 and 2007 were $551,716, $288,825, and $272,750, respectively.

Also, the Company has deferred compensation agreements with certain active and retired officers. The agreements provide monthly payments for up to 15 years that equal 15 percent to 25 percent of average compensation prior to retirement or death. The charges to expense for the current agreements were $115,656, $239,440, and $166 thousand for 2009, 2008, and 2007, respectively. In 2009, previously accrued benefits under the agreements in the amount of $78,163 were reversed and credited to expense. Such charges reflect the straight-line accrual over the period until full eligibility of the present value of benefits due each participant on the full eligibility date, using a 6 percent discount factor.

Life insurance plans are provided for certain executive officers on a split-dollar basis. The Company is the owner of the split-dollar policies. The officers are entitled to a sum equal to two times either the employee's annual salary at death, if actively employed, or final annual salary, if retired, less $50 thousand, not to exceed the employee's portion of the death benefit. The Company is entitled to the portion of the death proceeds which equates to the cash surrender value less any loans on the policy and unpaid interest or cash withdrawals previously incurred by the Company. The employees have the right to designate a beneficiary(s) to receive their share of the proceeds payable upon death. The cash surrender value of these life insurance policies and life insurance policies related to the Company's supplemental retirement plan totaled approximately $2,118,682 at December 31, 2009, and $2,067,090 at December 31, 2008.

Additional life insurance is provided to certain officers through a bank-owned life insurance policy ("BOLI"). By way of a separate split-dollar agreement, the policy interests are divided between the bank and the insured's beneficiary. The bank owns the policy cash value and a portion of the policy net death benefit, over and above the cash value assigned to the insured's beneficiary. During 2007, the bank elected to add $1 million in additional BOLI on two key executive officers. The cash surrender value of all life insurance policies totaled approximately $10,943,839 at December 31, 2009, and $10,557,925 at December 31, 2008.

The Company has a noncontributory employee stock ownership plan ("ESOP") covering substantially all employees of the Company and its subsidiaries. Voluntary contributions are made by the Company to the plan. Each eligible employee is vested based upon years of service, including prior years of service. The Company's contributions to the account of each employee become fully vested after three years of service.

Compensation expense is recorded equal to the fair market value of the stock when contributions, which are determined annually by the Board of Directors of the Company, are made to the ESOP. Allocated shares in the ESOP for each of the three years ended December 31, 2009, 2008 and 2007, were 523,600, 468,968, and 462,850, respectively.

Dividends on allocated shares are recorded as dividends and charged to retained earnings. Compensation expense is recorded equal to the fair market value of the stock when contributions, which are determined annually by the Board of Directors of the Company, are made to the ESOP. ESOP expense for the years ended December 31, 2009, 2008 and 2007 were $618,543, $608,699, and $565,644, respectively.

Note 19: Share Based Compensation Plan

On March 12, 2007, the Company's single share-based compensation plan, the 1997 Stock Option Plan (the "1997 Plan") expired in accordance with its terms. In April 2008, the shareholders approved the Rurban Financial Corp. 2008 Stock Incentive Plan (the "2008 Plan").

The 2008 Plan permits the grant or award of incentive stock options, nonqualified stock options, stock appreciation rights ("SARs"), and restricted stock for up to 250,000 Common Shares of the Company.

The 2008 Plan is intended to advance the interests of the Company and its shareholders by offering employees, directors and advisory board members of the Company and its subsidiaries an opportunity to acquire or increase their ownership interest in the Company through grants of equity-based awards. The 2008 Plan will permit equity-based Awards to be used to attract, motivate, reward and retain highly competent individuals upon whose judgment, initiative, leadership and efforts are key to the success of the Company by encouraging those individuals to become shareholders of the Company.

Option awards are generally granted with an exercise price equal to the market price of the Company's stock at the date of grant; those option awards generally vest based on 5 years of continuous service and have 10-year contractual terms.

An Award of Restricted Stock consists of Common Shares that are issued subject to restrictions on transferability and risk of forfeiture if vesting requirements are not met. The terms and conditions of each Award of Restricted Stock can vary, including the number of shares of Restricted Stock subject to the Award, the vesting requirements of the Restricted Stock and the other terms and conditions applicable to the Restricted Stock. Subject to the provision of the 2008 Plan and the award agreement, a restricted stock award of 10,000 shares at $10.00 per share was awarded on July 24, 2008 and the restrictions will lapse and become fully vested on December 31, 2010.

The compensation cost that has been charged against income for both the 1997 and 2008 Plans were $143,261, $119,210 and $64,406 for 2009, 2008 and 2007, respectively. The total income tax benefit recognized in the income statement for share-based compensation arrangements were $48,709, $40,531 and $21,898 for 2009, 2008 and 2007, respectively.

The fair value of each option award is estimated on the date of grant using a binomial option valuation model that uses the assumptions noted in the following table. Expected volatility is based on historical volatility of the Company's stock and other factors. The Company uses historical data to estimate option exercise and employee termination within the valuation model; separate groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. The expected term of options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding. The risk-free rate for the period within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of the grant. In 2009, 1,500 options were granted. There were no options granted in 2008.

	2009	2007
Expected volatility	25.8%	27.0%
Weighted-average volatility	25.77%	27.01%
Expected dividends	5.0%	2.0%
Expected term (in years)	10	10
Risk-free rate	1.60%	4.72%

Rurban Financial Corp.

Notes to Consolidated Financial Statements
December 31, 2009 and 2008

A summary of option activity under the Plan as of December 31, 2009 and changes during the year then ended, is presented below:

	2009			
	Shares	**Weighted-Average Exercise Price**	**Weighted-Average Remaining Contractual Term**	**Aggregate Intrinsic Value**
Outstanding, beginning of year	315,763	$ 12.60		
Granted	1,500	7.55		
Forfeited	6,050	12.59		
Outstanding, end of year	311,213	$ 12.58	5.07	$ -
Exercisable, end of year	240,624	$ 12.92	4.48	$ -

The weighted-average grant-date fair value of options granted during the years 2009 and 2007 were $1.01 and $3.02, respectively. There were no options granted in 2008. There were no options exercised during the years ended December 31, 2009, 2008, and 2007.

As of December 31, 2009, there was $162,825 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the 1997 Plan and 2008 Plan. That cost is expected to be recognized over a weighted-average period of 1.12 years

Note 20: Earnings Per Share

Earnings per share (EPS) is computed as follows:

	Year Ended December 31, 2009		
	Income	Weighted-Average Shares	Per Share Amount
Basic earnings per share			
Net income available to common shareholders	$ 382,491	4,867,030	$ 0.07
Effect of dilutive securities			
Stock options & restricted stock	-	3,373	
Diluted earnings per share			
Net income available to common shareholders and assumed conversions	$ 382,491	4,870,403	$ 0.07

Options to purchase 311,213 common shares at $7.55 to $15.20 per share were outstanding at December 31, 2009, but were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares.

	Year Ended December 31, 2008		
	Income	Weighted-Average Shares	Per Share Amount
Basic earnings per share			
Net income available to common shareholders	$ 5,217,239	4,925,694	$ 1.06
Effect of dilutive securities			
Stock options & restricted stock	-	-	
Diluted earnings per share			
Net income available to common shareholders and assumed conversions	$ 5,217,239	4,925,694	$ 1.06

Options to purchase 315,763 common shares at $10.87 to $15.20 per share were outstanding at December 31, 2008, but were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares.

	Year Ended December 31, 2007		
	Income	Weighted-Average Shares	Per Share Amount
Basic earnings per share			
Net income available to common shareholders	$ 3,256,635	5,010,987	$ 0.65
Effect of dilutive securities			
Stock options	-	4,324	
Diluted earnings per share			
Net income available to common shareholders and assumed conversions	$ 3,256,635	5,015,311	$ 0.65

Options to purchase 176,278 common shares at $13.30 to $16.78 per share were outstanding at December 31, 2007, but were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares.

Note 21: Leases

The Company's subsidiaries, State Bank and RDSI, have several non-cancellable operating leases for business use that expire over the next ten years. These leases generally contain renewal options for periods of five years and require the lessee to pay all executory costs such as taxes, maintenance and insurance. Aggregate rental expense for these leases were $467,105, $480,019, and $535,361 for the years ended December 31, 2009, 2008 and 2007, respectively.

Future minimum lease payments under operating leases are:

2010	$ 402,055
2011	379,775
2012	268,892
2013	252,128
2014	200,000
Thereafter	420,412
Total minimum lease payments	$ 1,923,262

Additionally, RDSI has entered into an operating lease with an individual effective October 1, 2008 for various office space. Total monthly rent expense under this agreement is $700. The lease will remain in effect until either party terminates following a sixty-day grace period.

Note 22: Disclosures about Fair Value of Financial Instruments

The Company adopted the guidance on fair value measurements now codified as FASB ASC Topic 820, on January 1, 2008. ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 has been applied prospectively as of the beginning of the period.

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 Quoted prices in active markets for identical assets or liabilities

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

Available-for-Sale Securities

The fair value of available-for-sale securities are determined by various valuation methodologies. Level 1 securities include money market mutual funds. Level 1 inputs include quoted prices in an active market. Level 2 securities include U.S. government agencies, mortgage-backed securities and obligations of political and state subdivisions. Level 2 inputs do not include quoted prices for individual securities in active markets; however, they do include inputs that are either directly or indirectly observable for the individual security being valued. Such observable inputs include interest rates and yield curves at commonly quoted intervals, volatilities, prepayment speeds, credit risks and default rates. Also included are inputs derived principally from or corroborated by observable market data by correlation or other means.

The following table presents the fair value measurements of assets measured at fair value on a recurring basis and the level within ASC 820 fair value hierarchy in which the fair value measurements fall at December 31, 2009 and 2008:

Fair Value Measurements Using:				
Description	Fair Values at 12/31/2009	(Level 1)	(Level 2)	(Level 3)
Available-for-Sale Securities:				
U.S. Treasury and Government Agencies	$ 12,943,649	-	$ 12,943,649	-
Mortgage-backed securities	52,246,278	-	52,246,278	-
State and political subdivisions	31,537,006	-	31,537,006	-
Money Market Mutual Fund	8,333,179	8,333,179	-	-
Equity securities	23,000	-	23,000	-

Fair Value Measurements Using:				
Description	Fair Values at 12/31/2008	(Level 1)	(Level 2)	(Level 3)
Available-for-Sale Securities:				
U.S. Treasury and Government Agencies	$ 15,183,883	-	$ 15,183,883	-
Mortgage-backed securities	64,546,425	-	64,546,425	-
State and political subdivisions	22,801,431	-	22,801,431	-
Equity securities	23,000	-	23,000	-
Other securities	51,736	-	51,736	-

Level 1 - Quoted Prices in Active Markets for Identical Assets
Level 2 - Significant Other Observable Inputs
Level 3 - Significant Unobservable Inputs

Impaired Loans

Loans for which it is probable the Company will not collect all principal and interest due according to contractual terms are measured for impairment. The method for estimating fair value is the fair value of the collateral for collateral dependent loans. If the impaired loan is collateral dependent, then the fair value method of measuring the amount of impairment is utilized. This method requires obtaining an independent appraisal of the collateral and applying a discount factor to the value based on the Company's loan review policy. All impaired loans held by the Company were collateral dependent at December 31, 2009 and 2008.

Mortgage Servicing Rights

Mortgage servicing rights do not trade in an active, open market with readily observable prices. Accordingly, fair value is estimated using discounted cash flow models associated with the servicing rights and discounting the cash flows using discount market rates. The servicing portfolio has been valued using all relevant positive and negative cash flows including servicing fees, miscellaneous income and float; marginal costs of servicing; the cost of carry of advances; and foreclosure losses; and applying certain prevailing assumptions used in the marketplace. Due to the nature of the valuation inputs, mortgage servicing rights are classified within Level 3 of the hierarchy.

Foreclosed Assets Held For Sale

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value (based on current appraised value) at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Management has determined fair value measurements on other real estate owned primarily through evaluations of appraisals performed, and current and past offers for the other real estate under evaluation.

The following table presents the fair value measurements of assets measured at fair value on a non-recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2009 and 2008:

Fair Value Measurements Using:				
Description	Fair Values at 12/31/2009	(Level 1)	(Level 2)	(Level 3)
Impaired loans	$ 9,113,369	-	-	$ 9,113,369
Mortgage Servicing Rights	$ 1,955,153	-	-	$ 1,955,153
Foreclosed Assets	$ 356,455	-	-	$ 356,455

Fair Value Measurements Using:				
Description	Fair Values at 12/31/2008	(Level 1)	(Level 2)	(Level 3)
Impaired loans	$ 457,000	-	-	$ 457,000
Mortgage Servicing Rights	$ 607,078	-	-	$ 607,078

Level 1 - Quoted Prices in Active Markets for Identical Assets

Level 2 - Significant Other Observable Inputs

Level 3 - Significant Unobservable Inputs

The following table presents estimated fair values of the Company's financial instruments. The fair values of certain of these instruments were calculated by discounting expected cash flows, which involves significant judgments by management and uncertainties. Fair value is the estimated amount at which financial assets or liabilities could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Because no market exists for certain of these financial instruments, and because management does not intend to sell these financial instruments, the Company does not know whether the fair values shown below represent values at which the respective financial instruments could be sold individually or in the aggregate.

<u>Cash and Cash Equivalents and Federal Reserve and Federal Home Loan Bank Stock and Accrued Interest Payable and Receivable</u>

The carrying amount approximates the fair value.

Loans

The estimated fair value for loans receivable, including loans held for sale, net, is based on estimates of the rate State Bank would charge for similar loans at December 31, 2009 and 2008, applied for the time period until the loans are assumed to re-price or be paid.

Deposits & Other Borrowings

Deposits include demand deposits, savings accounts, NOW accounts and certain money market deposits. The carrying amount approximates the fair value. The estimated fair value for fixed-maturity time deposits, as well as borrowings, is based on estimates of the rate State Bank could pay on similar instruments with similar terms and maturities at December 31, 2009 and 2008.

The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. The estimated fair value for other financial instruments and off-balance-sheet loan commitments approximate cost at December 31, 2009 and 2008 are not considered significant to this presentation.

	December 31, 2009		December 31, 2008	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets				
Cash and cash equivalents	$ 24,824,785	$ 24,825,000	$ 28,059,532	$ 28,060,000
Available-for-sale securities	$ 105,083,112	$ 105,083,000	$ 102,606,475	$ 102,606,000
Loans held for sale	$ 16,857,648	$ 17,070,000	$ 3,824,499	$ 3,824,000
Loans, net of allowance for loan losses	$ 445,527,403	$ 446,266,000	$ 445,091,456	$ 451,805,000
Federal Reserve and FHLB Bank stock	$ 3,748,250	$ 3,748,000	$ 4,244,100	$ 4,244,000
Interest receivable	$ 2,324,868	$ 2,325,000	$ 2,964,663	$ 2,965,000
Financial liabilities				
Deposits	$ 491,242,152	$ 494,536,000	$ 484,220,584	$ 486,787,000
Short-term borrowings	$ 52,042,820	$ 53,670,000	$ 43,425,978	$ 45,976,000
Notes payable	$ 2,146,776	$ 2,128,000	$ 1,000,000	$ 1,000,000
Federal Home Loan Bank advances	$ 35,266,510	$ 36,476,000	$ 36,646,854	$ 38,196,000
Trust preferred securities	$ 20,620,000	$ 20,571,000	$ 20,620,000	$ 19,996,000

Note 23: Commitments and Credit Risk

State Bank grants commercial, agribusiness, consumer and residential loans to customers throughout the states of Ohio, Indiana, and Michigan. Although State Bank has a diversified loan portfolio, agricultural loans comprised approximately 8 percent and 10 percent of the portfolio as of December 31, 2009 and 2008, respectively.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since a portion of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management's credit evaluation of the customer. Collateral held varies, but may include accounts receivable, inventory, property, plant and equipment, commercial real estate and residential real estate.

Letters of credit are conditional commitments issued by State Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers.

Lines of credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Lines of credit generally have fixed expiration dates. Since a portion of the line may expire without being drawn upon, the total unused lines do not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management's credit evaluation of the customer. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, commercial real estate and residential real estate. Management uses the same credit policies in granting lines of credit as it does for on-balance-sheet instruments.

	2009	2008
Loan commitments and unused lines of credit	$ 82,832,000	$ 67,785,000
Standby letters of credit	279,000	5,436,000
Total	$ 83,111,000	$ 73,221,000

There are various contingent liabilities that are not reflected in the consolidated financial statements, including claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material effect on the Company's consolidated financial condition or results of operations.

Salary continuation agreements with certain executive officers contain provisions regarding certain events leading to separation from the Company, before the executive officer's normal retirement date, which could result in cash payments in excess of amounts accrued.

Note 24: Future Change in Accounting Principles

FASB ASC 860-10 concerning accounting for transfers of financial assets was issued in June 2009 and changes the derecognition guidance for transferors of financial assets, including entities that sponsor securitizations, to align that guidance with the original intent of previous guidance. FASB ASC 860-10 also eliminates the exemption from consolidation for qualifying special-purpose entities (QSPEs). As a result, all existing QSPEs need to be evaluated to determine whether the QSPE should be consolidated in accordance with FASB ASC 860-10.

FASB ASC 860-10 is effective as of the beginning of a reporting entity's first annual reporting period beginning after November 15, 2009 (January 1, 2010, as to the Company), for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. The recognition and measurement provisions of FASB ASC 860-10 must be applied to transfers that occur on or after the effective date. Early application is prohibited. FASB ASC 860-10 also requires additional disclosures about transfers of financial assets that occur both before and after the effective date. The Company does not believe that the adoption of FASB ASC 860-10 will have a significant effect on its consolidated financial statements.

FASB ASC 810-10 improves how enterprises account for and disclose their involvement with variable interest entities (VIE's), which are special-purpose entities, and other entities whose equity at risk is insufficient or lack certain characteristics. Among other things, FASB ASC 810-10 changes how an entity determines whether it is the primary beneficiary of a variable interest entity (VIE) and whether that VIE should be consolidated. FASB ASC 810-10 requires an entity to provide significantly more disclosures about its involvement with VIEs. As a result, the Company must comprehensively review its involvements with VIEs and potential VIEs, including entities previously considered to be qualifying special purpose entities, to determine the effect on its consolidated financial statements and related disclosures. FASB ASC 810-10 is effective as of the beginning of a reporting entity's first annual reporting period that begins after November 15, 2009 (January 1, 2010, as to the Company), and for interim periods within the first annual reporting period. Earlier application is prohibited. The Company does not believe that the adoption of FASB ASC 810-10 will have a significant effect on its consolidated financial statements.

Note 25: Condensed Financial Information (Parent Company Only)

Presented below is condensed financial information as to financial position, results of operations and cash flows of the Company:

Condensed Balance Sheets

	2009	2008
Assets		
Cash and cash equivalents	$ 378,064	$ 2,319,901
Investment in common stock of banking subsidiaries	66,920,562	65,847,026
Investment in nonbanking subsidiaries	13,985,876	15,004,464
Other assets	2,916,216	1,913,586
Total assets	$ 84,200,718	$ 85,084,977
Liabilities		
Trust preferred securities	$ 20,000,000	$ 20,000,000
Borrowings from nonbanking subsidiaries	620,000	620,000
Other liabilities	1,873,063	2,802,973
Total liabilities	22,493,063	23,422,973
Stockholders' Equity	61,707,655	61,662,004
Total liabilities and stockholders' equity	$ 84,200,718	$ 85,084,977

Rurban Financial Corp.

Notes to Consolidated Financial Statements
December 31, 2009 and 2008

Condensed Statements of Income

	2009	2008	2007
Income			
Interest income	$ 752	$ 1,677	$ 4,324
Dividends from subsidiaries:			
Banking Subsidiaries	2,400,000	22,100,000	1,200,000
Nonbanking subsidiaries	1,922,076	3,850,620	354,078
Total	4,322,076	25,950,620	1,554,078
Other income	1,550,032	1,603,529	1,353,760
Total income	5,872,860	27,555,826	2,912,162
Expenses			
Interest expense	1,573,293	1,691,792	1,808,520
Other expense	3,864,674	3,171,949	2,831,749
Total expenses	5,437,967	4,863,741	4,640,269
Income (loss) before income tax and equity in undistributed (excess distributed) income of subsidiaries	434,893	22,692,085	(1,728,107)
Income tax benefit	(1,321,333)	(1,111,193)	(1,115,943)
Income (loss) before equity in undistributed (excess distributed) income of subsidiaries	1,756,226	23,803,278	(612,164)
Equity in undistributed (excess distributed) income of subsidiaries			
Banking subsidiaries	(355,146)	(17,586,214)	1,710,405
Nonbanking subsidiaries	(1,018,589)	(999,825)	2,158,394
Total	(1,373,735)	(18,586,039)	3,868,799
Net income	$ 382,491	$ 5,217,239	$ 3,256,635

Rurban Financial Corp.

Notes to Consolidated Financial Statements
December 31, 2009 and 2008

Condensed Statements of Cash Flows

	2009	2008	2007
Operating Activities			
Net income	$ 382,491	$ 5,217,239	$ 3,256,635
Items not requiring (providing cash)			
Equity in (undistributed) excess distributed net income of subsidiaries	1,373,735	18,586,039	(3,868,799)
Expense of Stock Option Plan	143,261	119,210	64,406
Other Assets	(1,002,630)	7,874	731,085
Other liabilities	(929,910)	(20,320)	(283,757)
Net cash provided by (used in) operating activities	(33,053)	23,910,042	(100,430)
Investing Activities			
Cash paid to shareholders of National Bank of Montpelier acquisition	-	(24,000,000)	-
Net cash used in investing activities	-	(24,000,000)	-
Financing Activities			
Cash dividends paid	(1,752,493)	(1,676,723)	(1,302,827)
Purchase of treasury stock	(156,291)	(1,002,760)	(610,260)
Net cash used in financing activities	(1,908,784)	(2,679,483)	(1,913,087)
Net Change in Cash and Cash Equivalents	(1,941,837)	(2,769,441)	(2,013,517)
Cash and Cash Equivalents at Beginning of Year	2,319,901	5,089,342	7,102,859
Cash and Cash Equivalents at End of Year	$ 378,064	$ 2,319,901	$ 5,089,342

Rurban Financial Corp.

Notes to Consolidated Financial Statements
December 31, 2009 and 2008

Note 26: Segment Information

The reportable segments are determined by the products and services offered, primarily distinguished between Banking and Data/Item Processing operations. Loans, investments, deposits and financial services provide the revenues in the Banking segment and include the accounts of State Bank and RFCBC.

Service fees provide the revenues in the Data/Item Processing operation and include the accounts of RDSI. Other segments include the accounts of the Company, Rurban Financial Corp., which provides management services to its subsidiaries.

The accounting policies used are the same as those described in the summary of significant accounting policies. Segment performance is evaluated using net interest income, other revenue, operating expense and net income. Goodwill is allocated. Income taxes and indirect expenses are allocated on revenue. Transactions among segments are made at fair value. The Company allocates certain expenses to other segments. Information reported internally for performance assessment follows.

2009	Banking	Data Processing	Other	Total Segments	Intersegment Elimination	Consolidated Totals
Income Statement information:						
Net interest income (expense)	$ 22,753,280	$ (182,136)	$ (1,572,540)	$ 20,998,604	$ -	$ 20,998,604
Other revenue - external customers	10,677,391	18,836,667	81,028	29,595,086	-	29,595,086
Other revenue - other segments	92,493	1,599,589	1,497,767	3,189,849	(3,189,849)	-
Net interest income and other revenue	33,523,164	20,254,120	6,255	53,783,539	(3,189,849)	50,593,690
Non-interest expense	25,529,882	18,928,782	3,864,674	48,323,338	(3,189,849)	45,133,489
Significant noncash items:						
Depreciation and amortization	1,039,284	3,334,636	99,447	4,473,367	-	4,473,367
Provision for loan losses	5,738,098	-	-	5,738,098	-	5,738,098
Income tax expense	210,330	450,615	(1,321,333)	(660,388)	-	(660,388)
Segment profit	$ 2,044,854	$ 874,723	$ (2,537,086)	$ 382,491	$ -	$ 382,491
Balance sheet information:						
Total assets	$ 652,166,943	$ 22,774,098	$ 83,110,060	$ 758,051,101	$ (85,001,999)	$ 673,049,102
Goodwill and intangibles	19,472,484	6,919,819	-	26,392,303	-	26,392,303
Premises and equipment expenditures	$ 548,824	$ 2,805,922	$ 51,510	$ 3,406,256	$ -	$ 3,406,256

2008	Banking	Data Processing	Other	Total Segments	Intersegment Elimination	Consolidated Totals
Income Statement information:						
Net interest income (expense)	$ 19,327,854	$ (109,864)	$ (1,690,115)	$ 17,527,875	$ -	$ 17,527,875
Other revenue - external customers	7,694,299	20,162,913	203,525	28,060,737	-	28,060,737
Other revenue - other segments	54,019	1,513,093	1,432,097	2,999,209	(2,999,209)	-
Net interest income and other revenue	27,076,172	21,566,142	(54,493)	48,587,821	(2,999,209)	45,588,612
Non-interest expense	20,088,447	17,295,426	3,171,950	40,555,823	(2,999,209)	37,556,614
Significant noncash items:						
Depreciation and amortization	1,012,382	2,535,876	136,100	3,684,358	-	3,684,358
Provision for loan losses	689,567	-	-	689,567	-	689,567
Income tax expense	1,784,371	1,452,014	(1,111,193)	2,125,192	-	2,125,192
Segment profit	$ 4,513,787	$ 2,818,702	$ (2,115,250)	$ 5,217,239	$ -	$ 5,217,239
Balance sheet information:						
Total assets	$ 637,108,955	$ 19,955,458	$ 85,084,977	$ 742,149,390	$ (84,530,481)	$ 657,618,909
Goodwill and intangibles	20,113,196	7,137,530	-	27,250,726	-	27,250,726
Premises and equipment expenditures	$ 2,437,582	$ 5,501,574	$ 106,610	$ 8,045,766	$ -	$ 8,045,766

2007	Banking	Data Processing	Other	Total Segments	Intersegment Elimination	Consolidated Totals
Income Statement information:						
Net interest income (expense)	$ 16,859,523	$ (268,014)	$ (1,804,197)	$ 14,787,312	$ -	$ 14,787,312
Other revenue - external customers	7,434,979	19,347,947	78,473	26,861,399	-	26,861,399
Other revenue - other segments	551,681	1,539,854	1,314,861	3,406,396	(3,406,396)	-
Net interest income and other revenue	24,846,183	20,619,787	(410,863)	45,055,107	(3,406,396)	41,648,711
Non-interest expense	20,338,289	16,872,968	2,831,749	40,043,006	(3,406,396)	36,636,610
Significant noncash items:						
Depreciation and amortization	999,594	2,837,758	132,570	3,969,922	-	3,969,922
Provision for loan losses	521,306	-	-	521,306	-	521,306
Income tax expense	1,076,183	1,273,919	(1,115,942)	1,234,160	-	1,234,160
Segment profit	$ 2,910,405	$ 2,472,900	$ (2,126,670)	$ 3,256,635	$ -	$ 3,256,635
Balance sheet information:						
Total assets	$ 541,717,871	$ 20,419,865	$ 81,439,870	$ 643,577,606	$ (82,363,608)	$ 561,213,998
Goodwill and intangibles	11,691,382	7,384,464	-	19,075,846	-	19,075,846
Premises and equipment expenditures	$ 1,457,804	$ 2,147,634	$ 96,231	$ 3,701,669	$ -	$ 3,701,669

Rurban Financial Corp.

Notes to Consolidated Financial Statements
December 31, 2009 and 2008

Note 27: Quarterly Financial Information (Unaudited)

The following tables summarize selected quarterly results of operations for 2009 and 2008.

December 31, 2009		March		June		September		December
Interest income	$	8,147,603	$	8,289,666	$	8,186,375	$	7,967,506
Interest expense		3,131,740		2,928,277		2,849,660		2,682,869
Net interest income		5,015,863		5,361,389		5,336,715		5,284,637
Provision for loan losses		495,142		798,850		898,050		3,546,056
Non-interest income		7,447,505		7,897,791		7,075,711		7,174,079
Non-interest expense		10,475,024		11,108,057		11,454,115		12,096,293
Income tax expense		389,649		348,687		(99,421)		(1,299,303)
Net income		1,103,553		1,003,586		159,682		(1,884,330)
Earnings per share								
Basis		0.23		0.20		0.03		(0.39)
Diluted		0.23		0.20		0.03		(0.39)
Dividends per share		0.09		0.09		0.09		0.09

December 31, 2008		March		June		September		December
Interest income	$	8,125,216	$	8,315,525	$	8,021,596	$	8,206,108
Interest expense		4,308,000		3,883,367		3,573,107		3,376,096
Net interest income		3,817,216		4,432,158		4,448,489		4,830,012
Provision for loan losses		192,218		212,997		146,173		138,179
Non-interest income		7,515,513		6,801,158		6,988,712		6,755,354
Non-interest expense		9,601,360		9,110,346		9,278,898		9,566,009
Income tax expense		429,795		554,149		588,090		553,159
Net income		1,109,356		1,355,824		1,424,040		1,328,019
Earnings per share								
Basis		0.22		0.28		0.29		0.27
Diluted		0.22		0.28		0.29		0.27
Dividends per share		0.08		0.08		0.09		0.09

Note 28: Business Acquisitions

National Bank of Montpelier

On December 1, 2008, the Company acquired NBM Bancorp, Incorporated ("NBM Bancorp") and its subsidiary, National Bank of Montpelier ("NBM"), headquartered in Montpelier, Ohio. NBM merged with and into The State Bank and Trust Company. As a result of this acquisition, the Company will have an opportunity to increase its loan and deposit base and reduce transaction costs. The Company also expects to reduce costs through economies of scale.

As a result of the merger and in accordance with the terms of the Agreement and Plan of Merger dated as of May 22, 2008, each of the 219,334 shares of common stock of NBM Bancorp outstanding at the time of the merger were converted into the right to receive $113.98 in cash, which will result in the payment by Rurban in aggregate of approximately $24 million in cash to NBM Bancorp shareholders. Approximately $1 million is recorded as a payable on the company's books as of December 31, 2008.

National Bank of Montpelier has five banking centers in Williams County, two located in Montpelier and one each in Pioneer, West Unity and Bryan, Ohio. Upon the completion of the merger, these banking centers were merged with and became banking centers of The State Bank and Trust Company, a wholly-owned subsidiary of Rurban.

The following table summarizes the estimated fair values of the net assets acquired and the computation of the purchase price and goodwill related to the acquisition.

Cash and cash equivalents	$	9,226,000
Investments		48,774,000
Loans		43,655,000
Core deposits intangible		1,411,000
Goodwill		7,474,000
Premises and equipment		1,678,000
Other assets		1,223,000
Total assets acquired	$	113,441,000
Deposits	$	86,794,000
Other liabilities		1,417,000
Total liabilities assumed		88,211,000
Net assets acquired	$	25,230,000

The only significant intangible asset acquired was the core deposit base, which has a useful life of seven years and will be amortized using the straight-line method. The $7.5 million of goodwill was assigned entirely to the banking segment of the business and is not expected to be deductible for tax purposes.

The following proforma disclosures, including the effect of the purchase accounting, depict the results of operations as though the acquisition of Montpelier had taken place at the beginning of each period.

	Year Ended December 31,			
($ 000's) (except per share data)	2008		2007	
Net interest income	$	21,174	$	18,753
Net income	$	6,313	$	4,325
Per share - combined:				
Basic net income	$	1.25	$	0.86
Diluted net income	$	1.25	$	0.86

Note 29: Strategic Partnership

On April 27, 2009, the Company announced a strategic partnership between its data processing subsidiary, RDSI and New Core Holdings, Inc. d/b/a New Core Banking Systems, headquartered in Birmingham, AL ("New Core"). As part of this partnership, RDSI and New Core Banking Systems entered into a Reseller Software License and Support Agreement pursuant to which RDSI was granted rights as the exclusive provider of New Core's Single Source™ software. RDSI and New Core also entered into an Agreement and Plan of Merger pursuant to which New Core would be merged with a newly-created subsidiary of RDSI and become a wholly-owned subsidiary of RDSI. A prerequisite of this merger would be the spin-off of RDSI from Rurban, resulting in RDSI becoming a separate independent public company. This would be followed immediately by the merger of New Core with and into RDSI. In the merger, the New Core shareholders would receive between 15.5 percent and 26.8 percent of the aggregate common shares of the Company outstanding immediately following the merger. On October 22, 2009, Rurban announced that its Board of Directors had approved proceeding with the appropriate filings with the SEC in connection with the contemplated spin-off of RDSI. The Company anticipates that the spin-off would be completed in the first quarter of 2010, subject to the satisfaction of a number of conditions including final approval by Rurban's Board of Directors of the spin-off and its terms. For the year ending December 31, 2009, approximately $2,772,000 of expenses were realized in preparation for the spin-off and merger.

On July 28, 2009, RDSI reached an agreement with Information Technology, Inc. and Fiserv Solutions, Inc. (collectively, "Fiserv") to wind down their licensing relationship. After December 31, 2010, Fiserv will no longer license its Premier suite of products to RDSI and RDSI will exclusively market New Core Banking Systems' Single Source™. RDSI's customers which presently rely on the Premier platform have the opportunity to continue their processing with RDSI and convert to Single Source™, or to move their processing to another third party processor. RDSI and Fiserv have agreed to cooperate in transitioning RDSI clients to their choice of core software prior to December 31, 2010. As of December 31, 2009, RDSI had 68 customers. RDSI has increased its marketing efforts to offer New Core's Single Source™ software to its current data processing customers. However, RDSI anticipates the loss of some banking clients who elect to move their processing away from RDSI. Because individual bank decisions may be made during 2010, RDSI is currently unable to determine the number of banks that will ultimately choose to leave RDSI. The loss of a significant number of existing bank clients could have a material adverse effect on RDSI's results of operations and financial condition.

In addition, the loss of bank clients could cause the current portion of goodwill reflected on RDSI's balance sheet to become impaired, which would require RDSI to record a loss through its income statement.

The planned result of the spin-off and merger is creation of an independent data processing company offering as its core product the Single Source™ software. This software will be RDSI's sole core banking product going forward. The Single Source™ software is state of the art software utilizing real time processing and an embedded systems approach that RDSI believes offers a competitive advantage to both RDSI and its' client bank users.

Note 30: Subsequent Events

Subsequent events have been evaluated through February 26, 2010, which is the date the financial statements were issued.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Rurban Financial Corp. ("Rurban"), is a bank holding company registered with the Federal Reserve Board under the Bank Holding Company Act of 1956, as amended. Through its direct and indirect subsidiaries, Rurban is engaged in commercial banking, computerized data and item processing, and trust and financial services.

The following discussion is intended to provide a review of the consolidated financial condition and results of operations of Rurban and its subsidiaries (collectively, the "Company"). This discussion should be read in conjunction with the Company's consolidated financial statements and related footnotes for the year ended December 31, 2009.

Critical Accounting Policies

The accounting and reporting policies of the Company are in accordance with generally accepted accounting principles in the United States and conform to general practices within the banking industry. The Company's significant accounting policies are described in detail in the notes to the Company's consolidated financial statements for the year ended December 31, 2009. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. The Company's financial position and results of operations can be affected by these estimates and assumptions and are integral to the understanding of reported results. Critical accounting policies are those policies that management believes are the most important to the portrayal of the Company's financial condition and results, and they require management to make estimates that are difficult, subjective or complex.

Allowance for Loan Losses - The allowance for loan losses provides coverage for probable losses inherent in the Company's loan portfolio. Management evaluates the adequacy of the allowance for loan losses each quarter based on changes, if any, in the nature and amount of problem assets and associated collateral, underwriting activities, loan portfolio composition (including product mix and geographic, industry or customer-specific concentrations), trends in loan performance, regulatory guidance and economic factors. This evaluation is inherently subjective, as it requires the use of significant management estimates. Many factors can affect management's estimates of specific and expected losses, including volatility of default probabilities, rating migrations, loss severity and economic and political conditions. The allowance is increased through provisions charged to operating earnings and reduced by net charge-offs.

The Company determines the amount of the allowance based on relative risk characteristics of the loan portfolio. The allowance recorded for commercial loans is based on reviews of individual credit relationships and an analysis of the migration of commercial loans and actual loss experience. The allowance recorded for homogeneous consumer loans is based on an analysis of loan mix, risk characteristics of the portfolio, fraud loss and bankruptcy experiences, and historical losses, adjusted for current trends, for each homogeneous category or group of loans. The allowance for credit losses relating to impaired loans is based on each impaired loan's observable market price, the collateral for certain collateral-dependent loans, or the discounted cash flows using the loan's effective interest rate.

Regardless of the extent of the Company's analysis of customer performance, portfolio trends or risk management processes, certain inherent, but undetected, losses are probable within the loan portfolio. This is due to several factors including inherent delays in obtaining information regarding a customer's financial condition or changes in their unique business conditions, the subjective nature of individual loan valuations, collateral assessments and the interpretation of economic trends. Volatility of economic or customer-specific conditions affecting the identification and estimation of losses for larger non-homogeneous credits and the sensitivity of assumptions utilized to establish allowances for homogenous groups of loans are also factors. The Company estimates a range of inherent losses related to the existence of these exposures. The estimates are based upon the Company's evaluation of imprecise risk associated with the commercial and consumer allowance levels and the estimated impact of the current economic environment.

Goodwill and Other Intangibles - The Company records all assets and liabilities acquired in purchase acquisitions, including goodwill and other intangibles, at fair value as required. Goodwill is subject, at a minimum, to annual tests for impairment. Other intangible assets are amortized over their estimated useful lives using straight-line and accelerated methods, and are subject to impairment if events or circumstances indicate a possible inability to realize the carrying amount. The initial goodwill and other intangibles recorded and subsequent impairment analysis requires management to make subjective judgments concerning estimates of how the acquired asset will perform in the future. Events and factors that may significantly affect the estimates include, among others, customer attrition, changes in revenue growth trends, specific industry conditions and changes in competition.

Impact of Future Accounting Changes

FASB ASC 860-10 concerning accounting for transfers of financial assets was issued in June 2009 and changes the derecognition guidance for transferors of financial assets, including entities that sponsor securitizations, to align that guidance with the original intent of previous guidance. FASB ASC 860-10 also eliminates the exemption from consolidation for qualifying special-purpose entities (QSPEs). As a result, all existing QSPEs need to be evaluated to determine whether the QSPE should be consolidated in accordance with FASB ASC 860-10.

FASB ASC 860-10 is effective as of the beginning of a reporting entity's first annual reporting period beginning after November 15, 2009 (January 1, 2010, as to the Company), for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. The recognition and measurement provisions of FASB ASC 860-10 must be applied to transfers that occur on or after the effective date. Early application is prohibited. FASB ASC 860-10 also requires additional disclosures about transfers of financial assets that occur both before and after the effective date. The Company does not believe that the adoption of FASB ASC 860-10 will have a significant effect on its consolidated financial statements.

FASB ASC 810-10 also improves how enterprises account for and disclose their involvement with variable interest entities (VIE's), which are special-purpose entities, and other entities whose equity at risk is insufficient or lack certain characteristics. Among other things, FASB ASC 810-10 changes how an entity determines whether it is the primary beneficiary of a variable interest entity (VIE) and whether that VIE should be consolidated. FASB ASC 810-10 requires an entity to provide significantly more disclosures about its involvement with VIEs. As a result, the Company must comprehensively review its involvements with VIEs and potential VIEs, including entities previously considered to be qualifying special purpose entities, to determine the effect on its consolidated financial statements and related disclosures. FASB ASC 810-10 is effective as of the beginning of a reporting entity's first annual reporting period that begins after November 15, 2009 (January 1, 2010, as to the Company), and for interim periods within the first annual reporting period. Earlier application is prohibited. The Company does not believe that the adoption of FASB ASC 810-10 will have a significant effect on its consolidated financial statements.

Acquisitions

On December 1, 2008, the Company acquired NBM Bancorp, Incorporated ("NBM Bancorp") and its subsidiary, National Bank of Montpelier ("NBM"), headquartered in Montpelier, Ohio. NBM merged with and into The State Bank and Trust Company. As a result of this acquisition, the Company will have an opportunity to increase its loan and deposit base and reduce transaction costs. The Company also expects to reduce costs through economies of scale.

As a result of the merger and in accordance with the terms of the Agreement and Plan of Merger dated as of May 22, 2008, each of the 219,334 shares of common stock of NBM Bancorp outstanding at the time of the merger were converted into the right to receive $113.98 in cash, which will result in the payment by Rurban in aggregate of approximately $24 million in cash to NBM Bancorp shareholders. Approximately $1 million is recorded as a payable on the company's books as of December 31, 2008.

National Bank of Montpelier had five banking centers in Williams County, two located in Montpelier and one each in Pioneer, West Unity and Bryan, Ohio. Upon the completion of the merger, these banking centers were merged with and became banking centers of The State Bank and Trust Company, a wholly-owned subsidiary of Rurban.

The following table summarizes the estimated fair values of the net assets acquired and the computation of the purchase price and goodwill related to the acquisition.

Cash and cash equivalents	$	9,226,000
Investments		48,774,000
Loans		43,655,000
Core deposits		1,411,000
Goodwill		7,474,000
Premises and equipment		1,678,000
Other assets		1,223,000
Total assets acquired	$	113,441,000
Deposits	$	86,794,000
Other liabilities		1,417,000
Total liabilities assumed		88,211,000
Net assets acquired	$	25,230,000

The only significant intangible asset acquired was the core deposit base, which has a useful life of seven years and will be amortized using the straight-line method. The $7.5 million of goodwill was assigned entirely to the banking segment of the business and is not expected to be deductible for tax purposes.

The following proforma disclosures, including the effect of the purchase accounting, depict the results of operations as though the acquisition of Montpelier had taken place at the beginning of each period.

	Year Ended December 31,			
($ 000's) (except per share data)		2008		2007
Net interest income	$	21,174	$	18,753
Net income	$	6,313	$	4,325
Per share - combined:				
Basic net income	$	1.25	$	0.86
Diluted net income	$	1.25	$	0.86

Strategic Partnership

On April 27, 2009, the Company announced a strategic partnership between its data processing subsidiary, RDSI and New Core Holdings, Inc. d/b/a New Core Banking Systems, headquartered in Birmingham, AL ("New Core"). As part of this partnership, RDSI and New Core Banking Systems entered into a Reseller Software License and Support Agreement pursuant to which RDSI was granted rights as the exclusive provider of New Core's Single Source™ software. RDSI and New Core also entered into an Agreement and Plan of Merger pursuant to which New Core would be merged with a newly-created subsidiary of RDSI and become a wholly-owned subsidiary of RDSI. A prerequisite of this merger would be the spin-off of RDSI from Rurban, resulting in RDSI becoming a separate independent public company. This would be followed immediately by the merger of New Core with and into RDSI. In the merger, the New Core shareholders would receive between 15.5 percent and 26.8 percent of the aggregate common shares of the Company outstanding immediately following the merger. On October 22, 2009, Rurban announced that its Board of Directors had approved proceeding with the appropriate filings with the SEC in connection with the contemplated spin-off of RDSI. The Company anticipates that the spin-off would be completed in the first quarter of 2010, subject to the satisfaction of a number of conditions including final approval by Rurban's Board of Directors of the spin-off and its terms. For the year ending December 31, 2009, approximately $2,772,000 of expenses were realized in preparation for the spin-off and merger.

On July 28, 2009, RDSI reached an agreement with Information Technology, Inc. and Fiserv Solutions, Inc. (collectively, "Fiserv") to wind down their licensing relationship. After December 31, 2010, Fiserv will no longer license its Premier suite of products to RDSI and RDSI will exclusively market New Core Banking Systems' Single Source™. RDSI's customers which presently rely on the Premier platform have the opportunity to continue their processing with RDSI and convert to Single Source™, or to move their processing to another third party processor. RDSI and Fiserv have agreed to cooperate in transitioning RDSI clients to their choice of core software prior to December 31, 2010. As of December 31, 2009, RDSI had 68 customers. RDSI has increased its marketing efforts to offer New Core's Single Source™ software to its current data processing customers. However, RDSI anticipates the loss of some banking clients who elect to move their processing away from RDSI. Because individual bank decisions may be made during 2010, RDSI is currently unable to determine the number of banks that will ultimately choose to leave RDSI. The loss of a significant number of existing bank clients could have a material adverse effect on RDSI's results of operations and financial condition.

In addition, the loss of bank clients could cause the current portion of goodwill reflected on RDSI's balance sheet to become impaired, which would require RDSI to record a loss through its income statement.

The planned result of the spin-off and merger is creation of an independent data processing company offering as its core product the Single Source™ software. This software will be RDSI's sole core banking product going forward. The Single Source™ software is state of the art software utilizing real time processing and an embedded systems approach that RDSI believes offers a competitive advantage to both RDSI and its' client bank users.

EARNINGS SUMMARY

Net income for 2009 was $382,491, or $0.07 per diluted share, compared with net income of $5.2 million, or $1.06 per diluted share, and net income of $3.3 million, or $0.65 per diluted share, reported for 2008 and 2007, respectively. Cash dividends per share were $0.36 in 2009, $0.34 in 2008 and $0.26 in 2007.

The 2009 earnings reflect the impact of the economic downturn as problem assets increased and the costs associated with the RDSI spin-off preparation. The primary factors contributing to this change in earnings were the loan loss reserves ($5.1 million more than the prior-year), an increase in FDIC insurance expense of $1.1 million over 2008, a $1.2 million mortgage fraud loss and the extraordinary expenses incurred due to the planned spin-off of RDSI ($2.8 million).

Positive results for 2009 include continued commercial real estate loan growth of $18.3 million, and organic core deposit growth of $32.7 million. Core deposits now represent 55.9 percent of total deposits compared to 49.9 percent at year-end 2008. Both of these factors helped to produce a stable net interest margin of 4 percent at State Bank. The mortgage banking business line continues to grow, with residential real estate loan production of $238 million for the year, compared to $38 million for 2008. To improve the future profit of State Bank, an expense reduction program was begun in the fourth quarter of 2009 which targets $1.2 million in annual, pre-tax savings.

RDSI reported 2009 fiscal year net income at $875 thousand, compared to $2.82 million reported for the 2008 fiscal year. Significantly affecting the 2009 results were the extraordinary expenses ($2.8 million) incurred due to the planned spin-off of RDSI and merger of RDSI with New Core Banking Systems.

CHANGES IN FINANCIAL CONDITION

Total assets at December 31, 2009 were $673.0 million, compared to $657.6 million at December 31, 2008. Loans (excluding loans held for sale) were $452.6 million at December 31, 2009, compared to $450.1 million at December 31, 2008. Total deposits were $491.2 million at year-end 2009, compared to $484.2 million at December 31, 2008. Non-interest bearing deposits at December 31, 2009 were $57.2 million, compared to $52.2 million at December 31, 2008. Total shareholders' equity was $61.7 million at year-end 2009, virtually unchanged from the prior year-end.

Significant Events of 2009

At State Bank, asset quality issues increased throughout the year, with non-performing assets increasing to 3.02 percent of total assets as of December 31, 2009, from 1.00 percent of total assets at year end 2008. Net charge-offs increased to 0.84 percent of total loans for 2009 compared to 0.19 percent of loans for 2008.

During 2009 State Bank closed two banking centers as part of its continuing program to reduce operating expenses.

On April 27, 2009, RDSI announced a strategic partnership with New Core Holdings, Inc. d/b/a New Core Banking Systems, headquartered in Birmingham, AL ("New Core"). As part of this partnership, RDSI and New Core Banking Systems entered into a Reseller Software License and Support Agreement pursuant to which RDSI was granted rights as the exclusive provider of New Core's Single Source™ software.

RDSI and New Core also entered into an Agreement and Plan of Merger pursuant to which New Core would be merged with a newly-created subsidiary of RDSI and become a wholly-owned subsidiary of the RDSI. A prerequisite of this merger would be the spin-off of RDSI from Rurban, resulting in the RDSI becoming a separate independent public company. This would be followed immediately by the merger of RDSI and New Core. In the merger, the New Core shareholders would receive between 15.5 percent and 26.8 percent of the aggregate common shares of RDSI outstanding immediately following the merger. On October 22, 2009, Rurban announced that its board of directors had approved proceeding with the appropriate filings with the SEC in connection with the contemplated spin-off of RDSI. RDSI anticipates that the spin-off would be completed in the first quarter of 2010, subject to the satisfaction of a number of conditions including final approval by Rurban's Board of Directors of the spin-off and its terms.

Rurban increased its dividend to shareholders from $0.34 per share during 2008 to $0.36 per share in 2009. However, due to an increase in problem assets in the fourth quarter of 2009, the dividend for the first quarter of 2010 was suspended and on-going dividend payouts will be evaluated quarterly

The mortgage banking business line continues to grow, with residential real estate loan production of $238 million for the year, driven by the refinancing boom, compared to $38 million for 2008.

Included within the $5.7 million provision for loan losses, was a provision for a $1.15 million loss recorded due to mortgage fraud with an external title insurance company. State Bank plans to pursue aggressive litigation against the principal involved, the local title insurance company, and a national title company for recovery of the fraud loss.

Significant Events of 2008

The State Bank and Trust Company ("State Bank"), Rurban's banking subsidiary, completed the acquisition of National Bank of Montpelier, with five branches located in Williams County, on December 1, 2008. The acquisition was valued at $25.0 million. This acquisition increased State Bank's banking center locations from 17 to 22 as of the end of 2008. The acquisition met management's expectations relative to contributions to earnings.

The turmoil in the banking industry during the majority of 2008, and especially the fourth quarter, had many institutions electing to participate in the Government's TARP/Capital Purchase Program. After thorough consideration of the program's advantages and disadvantages, Rurban Financial Corp. elected not to participate in the program due to Rurban's strong capital position and the TARP program's uncertainties relative to the Government's intervention and expectations relative to the funds' usage.

State Bank expanded its reach into Columbus, Ohio's high volume mortgage market by adding a Mortgage Origination Group to the Columbus Loan Production Office.

Asset quality essentially remained stable, with non-performing assets declining slightly to 1.00 percent of total assets. Net charge-offs remained moderate and significantly below peers at 0.19 percent of total loans for 2008.

RDSI, Rurban's data and item processing subsidiary, reported another record year. Revenue increased to $21.6 million, a $946 thousand, or 4.6 percent increase, over the previous year's results. Net income increased $346 thousand, or 14.0 percent, to $2.8 million for the year, representing another record result.

Rurban increased its dividend to shareholders from $0.26 per share during 2007 to $0.34 per share in 2008.

Results Of Operations

	Year Ended December 31,			Year Ended December 31,		
	2009	2008	% Change	2008	2007	% Change
	(dollars in thousands except per share data)					
Total Assets	$ 673,049	$ 657,619	2%	$ 657,619	$ 561,214	17%
Total Securities	105,083	102,606	2%	102,606	92,661	11%
Loans Held for Sale	16,858	3,824	341%	3,824	1,650	132%
Loans (Net)	445,527	445,091	0%	445,091	385,278	16%
Allowance for Loan Losses	7,030	5,020	40%	5,020	3,990	26%
Total Deposits	$ 491,242	$ 484,221	1%	$ 484,221	$ 406,031	19%
Total Revenues	$ 50,594	$ 45,589	11%	$ 45,589	$ 41,648	9%
Net Interest Income	20,999	17,528	20%	17,528	14,787	19%
Loan Loss Provision	5,738	690	732%	690	521	32%
Non-interest Income	29,595	28,061	5%	28,061	26,861	4%
Non-interest Expense	45,133	37,557	20%	37,557	36,637	3%
Net Income	382	5,217	-93%	5,217	3,257	60%
Basic Earnings per Share	$ 0.07	$ 1.06	-93%	$ 1.06	$ 0.65	63%
Diluted Earnings per Share	$ 0.07	$ 1.06	-93%	$ 1.06	$ 0.65	63%

Net Interest Income

	Year Ended December 31,			Year Ended December 31,		
	2009	2008	% Change	2008	2007	% Change
	(dollars in thousands)					
Net Interest Income	$ 20,999	$ 17,528	20%	$ 17,528	$ 14,787	19%

Net interest income was $21.0 million for 2009 compared to $17.5 million for 2008, an increase of 19.8 percent, which resulted from the Banking segment being in a liability-sensitive position and the full-year impact of the NBM acquisition. Average earning assets also increased to $570.1 million in 2009 compared to $508.3 million in 2008, again as a result of the full-year impact of the NBM acquisition. The consolidated 2009, or full-year net interest margin improved 26 basis points to 3.79 percent, compared to 3.53 percent for 2008.

Net interest income was $17.5 million for 2008 compared to $14.8 million for 2007, an increase of 18.5 percent, which resulted from the Banking segment being in a liability-sensitive position and core loan growth during the year of $16.6 million. Average earning assets increased to $508.3 million in 2008 compared to $488.3 million in 2007 as a result of loan growth. The consolidated 2008, or full-year net interest margin improved 43 basis point to 3.53 percent for 2008, compared to 3.10 percent for 2007.

Loan Loss Provision

A Provision for Loan Losses of $5.74 million was taken in 2009 compared to $690 thousand taken for 2008. The $5.05 million increase was due to the increase in problem assets primarily driven by the continual weakening of the economy. For 2009, net charge-offs totaled $3.73 million, or 0.84 percent of average loans. Consistent with external economic conditions, State Bank has witnessed an increase in delinquencies within all segments of its loan portfolio. Management continues to proactively identify problem loans and is developing strategies for removing these loans from non-performing status. State Bank anticipates that 2010 will continue to be difficult, as it is not insulated from the economic factors facing the industry.

A Provision for Loan Losses of $690 thousand was taken in 2008 compared to $521 thousand taken for 2007; the $169 thousand increase was primarily due to the additional loan growth in 2008. For 2008, net charge-offs totaled $764 thousand, or 0.19 percent of average loans.

Non-interest Income

	December 31,			December 31,		
	2009	2008	% Change	2008	2007	% Change
	(dollars in thousands)					
Total Non-interest Income	$ 29,595	$ 28,061	5%	$ 28,061	$ 26,861	4%
Data Service Fees	$ 18,860	$ 20,165	-6%	$ 20,165	$ 19,382	4%
Trust Fees	$ 2,509	$ 3,082	-19%	$ 3,082	$ 3,385	-9%
Deposit Service Fees	$ 2,608	$ 2,416	8%	$ 2,416	$ 2,244	8%
Gains on Sale of Loans	$ 3,355	$ 741	353%	$ 741	$ 574	29%
Investment Securities Recoveries	$ -	$ 197	N/A	$ 197	$ -	N/A
Net Proceeds from VISA IPO	$ -	$ 132	N/A	$ 132	$ -	N/A
Gains (losses) on Sale of Securities	$ 960	$ -	N/A	$ -	$ 2	N/A
Other	$ 1,304	$ 1,328	-2%	$ 1,328	$ 1,274	4%

Total non-interest income was $29.6 million for 2009 compared to $28.1 million for 2008, representing a $1.53 million, or 5.4 percent increase year-over-year. This increase was driven by a $2.61 million increase in net gain on sale of loans. Increases in net realized gain on sales of securities of $960 thousand and loan servicing fees of $208 thousand, or 88.6 percent, were offset by decreases in Data Processing fees of $1.31 million, or 6.48 percent, and Trust Fees of $573 thousand, or 18.6 percent. The loss of RDSI's largest customer in July of 2009, coupled with the de-conversion of six client banks in the fourth quarter of 2009, caused the majority of the decline in data processing income. The equity markets throughout 2009 negatively impacted trust fees, which are generally calculated on invested balances. The increase in gain on sale of loans and loan servicing fees was driven by mortgage banking. In 2009, $213 million of saleable loans were generated compared to just $38 million in 2008. The sales of these loans also allowed for the sold and serviced loan portfolio to grow from $71 million in 2008 to over $208 million at December 31, 2009. This portfolio provides a servicing fee annuity, which will provide servicing revenue for the foreseeable future.

Total non-interest income was $28.1 million for 2008 compared to $26.9 million for 2007, representing a $1.2 million, or 4.5 percent increase year-over-year. This increase was driven by a $783 thousand, or 4.04 percent, increase in data service fees. Increases in Customer Service Fees of $172 thousand, or 7.68 percent, and gains on sale of loans of $167 thousand, or 29.1 percent, were offset by decreases in Trust Fees of $303 thousand, or 8.96 percent. The continued decline in the equity markets negatively impacted trust fees, which are generally calculated on invested balances. The improved Customer Service Fees and gain on sale of loans resulted from State Bank's efforts focused on its High Performance Checking program, well-developed referral program, and improving cross-selling of additional products.

Income taxes amounted to a benefit of $660 thousand in 2009 compared to expense of $2.1 million in 2008. The effective tax rate for 2009 was impacted by the pretax loss and the benefit of tax exempt assets including Municipal Securities and Bank Owned Life Insurance. The effective tax rate was 28.9 percent in 2008.

RDSI Banking Systems ("RDSI")

	Year Ended December 31,			Year Ended December 31,		
	2009	2008	% Change	2008	2007	% Change
	(dollars in thousands)					
Data Service Fees	$ 18,860	$ 20,165	-6%	$ 20,165	$ 19,382	4%

Data service fees decreased $1.31 million, or 6.5 percent, to $18.9 million in 2009 from $20.2 million in 2008, and increased $783 thousand, or 4 percent, from 2007 to 2008. Data processing fees contributed 63.7 percent of Rurban's recurring non-interest income for 2009. The majority of the decrease from 2008 to 2009 was due to the loss of RDSI's largest customer in July of 2009, as well as six client banks de-converting in the fourth quarter of 2009.

RDSI reported 2009 fiscal year net income of $875 thousand, compared to $2.82 million reported for the 2008 fiscal year. Significantly affecting our 2009 results were the extraordinary expenses incurred due to the planned spin-off of RDSI and RDSI's planned merger with New Core Banking Systems, which we believe will position RDSI to offer its own intellectual property in the form of the Single Source™ software. It can be expected that 2010 will be a very challenging year for RDSI from an earnings perspective. The potential loss of client banks and the write-off of the current software are the primary issues that will cause the earnings to be a challenge. The one-year anniversary of the first Single Source™ software installation has passed, and the banking site utilizing this software remains confident in its use, feeling its present needs are being met by this new processing package.

Data service fees increased $783 thousand, or 4 percent, to $20.2 million in 2008 from $19.4 million in 2007. Data processing fees contributed 71.9 percent of Rurban's recurring non-interest income for 2008. The majority of the increase for 2008 was due to RDSI billing clients directly for postage use, and this increase to revenue was offset by an increase in postage expense.

Non-interest Expense

	Year Ended December 31,			Year Ended December 31,		
	2009	2008	% Change	2008	2007	% Change
	(dollars in thousands)					
Total Non-interest Expense	$ 45,133	$ 37,557	20%	$ 37,557	$ 36,637	3%
Salaries & Employee Benefits	$ 21,035	$ 17,318	21%	$ 17,318	$ 17,007	2%
Professional Fees	$ 2,891	$ 1,859	56%	$ 1,859	$ 2,227	-17%
All Other	$ 21,207	$ 18,380	15%	$ 18,380	$ 17,403	6%

Non-interest expense for 2009 increased $7.58 million, or 20.2 percent over 2008. The full-year expenses of the National Bank of Montpelier acquisition contributed $1.70 million of this increase, while mortgage banking expenses increased $2.43 million over 2008. Professional fees increased $1.03 million from 2008 due mainly to fees incurred in connection with the planned spin-off of RDSI and RDSI's planned merger with New Core Banking Systems. Insurance expense increased $1.07 million year-over-year due mainly to increased FDIC insurance premiums. Finally, equipment expense increased $1.15 million over 2008 due mainly to accelerated software amortization and additional equipment purchases by RDSI.

Non-interest expense increased for 2008 by $920 thousand, or 2.51 percent. The acquisition of National Bank of Montpelier contributed approximately $250 thousand of this increase, primarily from the December operating expenses and the one-time acquisition cost. During 2008, RDSI switched from outsourcing their preparation and mailing activities to managing these mailings in-house. This increased postage expense by $760 thousand during 2008 and this pass-through was offset by increases in revenue. RDSI also experienced an increase in non-federal taxes as it expanded into newer markets and sales tax expense in these new markets increased. Rurban controlled compensation and benefits with a mere 1.83 percent increase year-over-year. These increases were offset by expense reductions in equipment expenses (RDSI) and professional fees associated with loan workouts (State Bank). Data/Item Processing segment expenses were $17.3 million in 2008 compared to $16.9 million in 2007. This $400 thousand increase in RDSI was partially due to the in-house processing of postage. Banking segment expenses were $20.1 million in 2008 compared with $20.3 million in 2007.

FINANCIAL CONDITION

Investments

Effective April 1, 2009 the Company adopted new accounting guidance related to recognition and presentation of other-than-temporary impairment (ASC 320-10). The Company does not intend to sell a debt security, and it is more likely than not that the Company will not have to sell the security before recovery of its cost basis; it recognizes the credit component of an other-than-temporary impairment of a debt security in earnings and the remaining portion in other comprehensive income. For held-to-maturity debt securities, the amount of an other-than-temporary impairment recorded in other comprehensive income for the noncredit portion of a previous other-than-temporary impairment is amortized prospectively over the remaining life of the security on the basis of the timing of future estimated cash flows of the security.

Loans

	12/31/2009	% of Total	12/31/2008	% of Total	% Inc/(Dec)	12/31/2007	% of Total	% Inc/(Dec)
	(dollars in thousands)							
Commercial	$ 84,643	19%	$ 83,645	19%	1%	$ 83,049	21%	1%
Commercial R.E.	179,909	39%	161,566	35%	11%	126,785	33%	27%
Agricultural	41,485	9%	43,641	10%	-5%	43,369	11%	1%
Residential	92,972	21%	107,905	24%	-14%	84,621	22%	28%
Consumer	53,655	12%	53,339	12%	1%	51,357	13%	4%
Leases	221	0%	266	0%	-17%	330	0%	-19%
Loans	$ 452,885		$ 450,362		1%	$ 389,511		16%
Loans held for sale	16,858		3,824			1,650		
Total	$ 469,743		$ 454,186			$ 391,161		

Loans increased $2.5 million to $452.9 million at December 31, 2009. This growth was due to commercial real estate growth of $18.3 million and commercial growth of $997 thousand. Residential real estate and agriculture loan balances decreased $14.9 million and $2.2 million, respectively in 2009. The reduction in balances in residential real estate was due to the refinancing boom. The majority of this balance reduction was included in salable mortgages into the secondary market.

In 2008, loans increased $60.8 million to $450.1 million at December 31, 2008. This growth was due to the acquisition of $44.2 million of loans in the National Bank of Montpelier transaction and $16.6 million of core loan growth in all categories.

Asset Quality

	Period Ended December 31, (dollars in millions)				
	12/31/2009	12/31/2008	Change in Dollars / Percentages	12/31/2007	Change in Dollars / Percentages
Non-performing loans	$ 18.5	$ 5.2	$ 13.3	$ 6.0	$ (0.8)
Non-performing assets	$ 20.3	$ 6.6	$ 13.7	$ 6.2	$ 0.4
Non-performing assets/total assets	3.02%	1.00%	2.02%	1.10%	-0.10%
Net charge-offs	$ 3.8	$ 0.8	$ 3.0	$ 0.2	$ 0.6
Net charge-offs/total loans	0.84%	0.19%	0.65%	0.07%	0.12%
Loan loss provision	$ 5.7	$ 0.7	$ 5.0	$ 0.5	$ 0.2
Allowance for loan losses	$ 7.0	$ 5.0	$ 2.0	$ 4.0	$ 1.0
Allowance/loans	1.55%	1.12%	0.43%	1.03%	0.09%
Allowance/non-performing loans	38%	97%	-59%	67%	30%
Allowance/non-performing assets	35%	76%	-42%	65%	11%

Non-performing assets (loans + OREO + OAO) were $20.3 million, or 3.02 percent, of total assets at December 31, 2009, an increase of $13.7 million from 2008. Total restructured loan balances, loans having their key loan terms changed primarily due to borrower stress declined to $1.4 million for year-end 2009 compared to $151 thousand for year-end 2008.

CAPITAL RESOURCES

Stockholders' equity at December 31, 2009, was $61.7 million, equivalent to 9.2 percent of total assets. On a tangible basis, the ratio was 5.2 percent. The total risk-based capital ratio was 12.6 percent at December 31, 2009, well in excess of the "well-capitalized" regulatory threshold of 10 percent.

Total consolidated regulatory (risk-based) capital was $59.8 million at December 31, 2009, and $59.5 million at December 31, 2008. As of December 31, 2009, all of the Company's $20 million of trust preferred securities qualified as Tier 1 capital.

At year-end RDSI had total equity of $13.4 million and total goodwill and intangibles of $6.9 million. The impact of the RDSI spin-off to the Company's Tier 1 capital at December 31, 2009 if it had occurred at December 31, 2009, would be a reduction of $6.5 million. The Company would remain well above the "Well-Capitalized" level as defined by Regulatory requirements. There is no impact to State Bank's capital position due to the planned spin-off of RDSI.

Goodwill and Intangibles

The Company completed the most recent annual goodwill impairment test as of December 31, 2009. The first step impairment test compares the fair value of the reporting units with the carrying values, including goodwill. The reporting units are State Bank and RDSI and tests on both units reflected no impairment.

Planned Purchases of Premises and Equipment

Management plans to purchase additional premises and equipment to meet the current and future needs of the Company's customers. These purchases, including buildings and improvements and furniture and equipment (which includes computer hardware, software, office furniture and license agreements), are currently expected to total approximately $1.2 million for State Bank and $1.5 million for RDSI, over the next year. These purchases are expected to be funded by cash on hand and from cash generated from current operations.

LIQUIDITY

Liquidity relates primarily to the Company's ability to fund loan demand, meet deposit customers' withdrawal requirements and provide for operating expenses. Sources used to satisfy these needs consist of cash and due from banks, federal funds sold, interest earning deposits in other financial institutions, securities available for sale, loans held for sale, and borrowings from various sources. The assets, excluding the borrowings, are commonly referred to as liquid assets. Liquid assets were $146.8 million at December 31, 2009 compared to $134.5 million at December 31, 2008. During 2009, the Company continued to utilize strategies that would move the balance sheet to a more asset-sensitive position.

The Company's commercial real estate, residential first and multi-family mortgage portfolio of $272.9 million at December 31, 2009 can and has been readily used to collateralize borrowings, is an additional source of liquidity. Management believes the Company's current liquidity level, without these borrowings, is sufficient to meet its liquidity needs. At December 31, 2009, all eligible commercial real estate, residential first, and multi-family mortgage loans were pledged under an FHLB blanket lien.

During 2009 RDSI paid $1.9 million in dividends to the Company. Management expects sufficient cash-flow from State Bank operations to fund necessary Company liquidity needs.

The cash flow statements for the periods presented provide an indication of the Company's sources and uses of cash as well as an indication of the ability of the Company to maintain an adequate level of liquidity. A discussion of the cash flow statements for 2009, 2008 and 2007 follows.

The Company experienced negative cash flows from operating activities in 2009, and positive cash flows from operating activities in 2008 and 2007. Net cash from operating activities was $(7.2) million, $9.7 million and $5.9 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Cash flow from investing activities was a use of cash of $9.5 million, $647 thousand, and $12.8 million for December 31, 2009, 2008, and 2007, respectively. The changes in net cash from investing activities for 2009 include the purchase of available-for-sale securities of $67.9 million, net change in loans of $7.7 million and the purchase of premises and equipment of $3.4 million. 2008 changes in net cash from investing activities include the purchase of National Bank of Montpelier of $14.8 million, and purchases of premises and equipment of $8.0 million. The changes in net cash from investing activities for 2007 include the purchase of bank owned life insurance of $1.0 million and purchases of premises and equipment of $3.7 million. In 2009, 2008 and 2007, the Company received $27.1 million, $36.5 million and $3.5 million, respectively, from sales of securities available for sale, while proceeds from repayments, maturities and calls of securities were $40.8 million, $48.1 million and $37.2 million in 2009, 2008 and 2007, respectively.

Net cash flow provided from financing activities was $13.5 million, $1.9 million, and $1.6 million for the years ended December 31, 2009, 2008 and 2007, respectively. The net cash flow increase was primarily due to an increase in federal funds purchased of $5.0 million for December 31, 2009. Additionally, net borrowings from the FHLB were $(1.38) million, $12.6 million and $3.0 million for December 31, 2009, 2008 and 2007, respectively. Finally, $7.0 million, $(8.6) million and $(8.5) million of the change is attributable to the change in deposits for 2009, 2008 and 2007, respectively.

Off-Balance-Sheet Borrowing Arrangements:

Significant additional off-balance-sheet liquidity is available in the form of FHLB advances, unused federal funds lines from correspondent banks, lines of credit from correspondent banks and the national certificate of deposit market. Management expects the risk of changes in off-balance-sheet arrangements to be immaterial to earnings.

Approximately $146.5 million commercial real estate and residential first mortgage loans of the Company's $300.0 million portfolio qualify to collateralize FHLB borrowings and have been pledged to meet FHLB collateralization requirements as of December 31, 2009. Based on the current collateralization requirements of the FHLB, approximately $13.7 million of additional borrowing capacity existed at December 31, 2009.

At December 31, 2009, the Company had $20.5 million in federal funds lines. As of December 31, 2008, the Company had $25.5 million in federal funds lines. Federal funds borrowed at December 31, 2009 and 2008 were $5.0 million and $0, respectively. The Company also had $17.1 million in unpledged securities that may be used to pledge for additional borrowings.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

	Payment due by period				
Contractual Obligations	**Total**	**Less than 1 year**	**1 - 3 years**	**3 - 5 years**	**More than 5 years**
Long-Term Debt Obligations	$ 35,266,510	$ 13,667,728	$ 13,738,236	$ 7,860,546	$ -
Other Debt Obligations	22,766,776	2,146,776	-	-	20,620,000
Operating Lease Obligations	1,923,262	402,055	648,667	452,128	420,412
Other Long-Term Liabilities Reflected on the Registrant's Balance Sheet under GAAP	216,557,067	136,078,650	70,487,732	7,971,480	2,019,205
Total	$ 276,513,615	$ 152,295,209	$ 84,874,635	$ 16,284,154	$ 23,059,617

The Company's contractual obligations as of December 31, 2009 were comprised of long-term debt obligations, other debt obligations, operating lease obligations and other long-term liabilities. Long-term debt obligations are comprised of FHLB Advances of $35.3 million. Other debt obligations are comprised of Trust Preferred securities of $20.6 million and Notes Payable of $2.1 million. The operating lease obligation is a lease on the RDSI-South building of $99,600 per year, the RDSI-North building of $162 thousand per year and the DCM-Lansing facility of $58,700 per year. Other long-term liabilities include time deposits of $216.6 million.

ASSET LIABILITY MANAGEMENT

Asset liability management involves developing, executing and monitoring strategies to maintain appropriate liquidity, maximize net interest income and minimize the impact that significant fluctuations in market interest rates would have on current and future earnings. The business of the Company and the composition of its balance sheet consist of investments in interest-earning assets (primarily loans, mortgage-backed securities, and securities available for sale) which are primarily funded by interest-bearing liabilities (deposits and borrowings). With the exception of specific loans which are originated and held for sale, all of the financial instruments of the Company are for other than trading purposes. All of the Company's transactions are denominated in U.S. dollars with no specific foreign exchange exposure. In addition, the Company has limited exposure to commodity prices related to agricultural loans. The impact of changes in foreign exchange rates and commodity prices on interest rates are assumed to be insignificant. The Company's financial instruments have varying levels of sensitivity to changes in market interest rates resulting in market risk. Interest rate risk is the Company's primary market risk exposure; to a lesser extent, liquidity risk also impacts market risk exposure.

Interest rate risk is the exposure of a banking institution's financial condition to adverse movements in interest rates. Accepting this risk can be an important source of profitability and shareholder value; however, excessive levels of interest rate risk could pose a significant threat to the Company's earnings and capital base. Accordingly, effective risk management that maintains interest rate risks at prudent levels is essential to the Company's safety and soundness.

Evaluating a financial institution's exposure to changes in interest rates includes assessing both the adequacy of the management process used to control interest rate risk and the organization's quantitative level of exposure. When assessing the interest rate risk management process, the Company seeks to ensure that appropriate policies, procedures, management information systems and internal controls are in place to maintain interest rate risks at prudent levels of consistency and continuity. Evaluating the quantitative level of interest rate risk exposure requires the Company to assess the existing and potential future effects of changes in interest rates on its consolidated financial condition, including capital adequacy, earnings, liquidity and asset quality (when appropriate).

The Federal Reserve Board together with the Office of the Comptroller of the Currency and the Federal Deposit Insurance Company adopted a Joint Agency Policy Statement on interest rate risk effective June 26, 1996. The policy statement provides guidance to examiners and bankers on sound practices for managing interest rate risk, which will form the basis for ongoing evaluation of the adequacy of interest rate risk management at supervised institutions. The policy statement also outlines fundamental elements of sound management that have been identified in prior Federal Reserve guidance and discusses the importance of these elements in the context of managing interest rate risk. Specifically, the guidance emphasizes the need for active board of director and senior management oversight and a comprehensive risk management process that effectively identifies, measures and controls interest rate risk.

Financial institutions derive their income primarily from the excess of interest collected over interest paid. The rates of interest an institution earns on its assets and owes on its liabilities generally are established contractually for a period of time. Since market interest rates change over time, an institution is exposed to lower profit margins (or losses) if it cannot adapt to interest rate changes. For example, assume that an institution's assets carry intermediate or long-term fixed rates and that those assets are funded with short-term liabilities. If market interest rates rise by the time the short-term liabilities must be refinanced, the increase in the institution's interest expense on its liabilities may not be sufficiently offset if assets continue to earn at the long-term fixed rates. Accordingly, an institution's profits could decrease on existing assets because the institution will either have lower net interest income or possibly, net interest expense. Similar risks exist when assets are subject to contractual interest rate ceilings, or rate-sensitive assets are funded by longer-term, fixed-rate liabilities in a declining rate environment.

There are several ways an institution can manage interest rate risk including: 1) matching repricing periods for new assets and liabilities, for example, by shortening or lengthening terms of new loans, investments, or liabilities; 2) selling existing assets or repaying certain liabilities; and 3) hedging existing assets, liabilities, or anticipated transactions. An institution might also invest in more complex financial instruments intended to hedge or otherwise change interest rate risk. Interest rate swaps, futures contracts, options on futures contracts, and other such derivative financial instruments can be used for this purpose. Because these instruments are sensitive to interest rate changes, they require management's expertise to be effective. The Company has not purchased derivative financial instruments in the past but may purchase such instruments in the future if market conditions are favorable.

Quantitative Market Risk Disclosure. The following table provides information about the Company's financial instruments used for purposes other than trading that are sensitive to changes in interest rates as of December 31, 2009. The table does not present when these items may actually reprice. For loans receivable, securities, and liabilities with contractual maturities, the table presents principal cash flows and related weighted-average interest rates by contractual maturities as well as the historical impact of interest rate fluctuations on the prepayment of loans and mortgage backed securities. For core deposits (demand deposits, interest-bearing checking, savings, and money market deposits) that have no contractual maturity, the table presents principal cash flows and applicable related weighted-average interest rates based upon the Company's historical experience, management's judgment and statistical analysis, as applicable, concerning their most likely withdrawal behaviors. The current historical interest rates for core deposits have been assumed to apply for future periods in this table as the actual interest rates that will need to be paid to maintain these deposits are not currently known. Weighted average variable rates are based upon contractual rates existing at the reporting date.

Principal/Notional Amount Maturing or Assumed to be Withdrawn In:
(Dollars in thousands)

	2010	2011	2012	2013	2014	Thereafter	Total
Rate Sensitive Assets							
Variable Rate Loans	$ 42,100	$ 16,581	$ 9,237	$ 5,774	$ 4,477	$ 8,046	$ 86,215
Average interest rate	4.51%	4.13%	4.06%	4.05%	4.15%	3.80%	4.28%
Adjustable Rate Loans	$ 41,768	$ 34,173	$ 25,010	$ 20,662	$ 19,345	$ 72,132	$ 213,090
Average interest rate	5.83%	5.91%	5.97%	5.99%	5.67%	5.92%	5.89%
Fixed Rate Loans	$ 65,063	$ 36,623	$ 22,371	$ 12,122	$ 9,950	$ 23,983	$ 170,111
Average interest rate	5.85%	6.35%	5.98%	6.01%	5.92%	3.52%	5.66%
Total Loans	$ 148,931	$ 87,377	$ 56,618	$ 38,558	$ 33,772	$ 104,161	$ 469,416
Average interest rate	5.46%	5.76%	5.66%	5.71%	5.54%	5.20%	5.51%
Fixed rate investment securities	$ 29,984	$ 16,468	$ 8,766	$ 3,928	$ 2,194	$ 30,383	$ 91,723
Average interest rate	5.31%	5.58%	5.65%	5.25%	4.34%	4.38%	5.06%
Variable rate investment securities	$ 9,197	$ 160	$ 168	$ 136	$ 132	$ 7,315	$ 17,108
Average interest rate	0.52%	3.97%	3.98%	3.84%	3.79%	4.78%	2.46%
Fed Funds Sold & Other	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Average interest rate	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Total Rate Sensitive Assets	$ 188,112	$ 104,005	$ 65,552	$ 42,622	$ 36,098	$ 141,859	$ 578,247
Average interest rate	5.20%	5.73%	5.66%	5.66%	5.46%	5.00%	5.35%
Rate Sensitive Liabilities							
Demand - Non Interest Bearing	$ 11,463	$ 11,463	$ 11,463	$ 11,463	$ 11,378	$ -	$ 57,230
Demand - Interest Bearing	$ 17,532	$ 17,532	$ 17,532	$ 17,532	$ 17,384	$ -	$ 87,512
Average interest rate	0.16%	0.16%	0.16%	0.16%	0.16%	0.00%	0.16%
Money Market Accounts	$ 17,364	$ 17,364	$ 17,364	$ 17,364	$ 17,166	$ -	$ 86,622
Average interest rate	0.45%	0.45%	0.45%	0.45%	0.45%	0.00%	0.45%
Savings	$ 8,673	$ 8,496	$ 8,496	$ 8,496	$ 9,160	$ -	$ 43,321
Average interest rate	0.26%	0.26%	0.26%	0.26%	0.26%	0.00%	0.26%
Certificates of Deposit	$ 136,074	$ 41,363	$ 28,922	$ 3,699	$ 4,284	$ 2,215	$ 216,557
Average interest rate	2.00%	2.41%	3.04%	3.68%	2.09%	3.40%	2.26%
Fixed rate FHLB Advances	$ 11,000	$ 11,709	$ 1,549	$ 5,008	$ 6,000	$ -	$ 35,266
Average interest rate	5.38%	4.24%	3.26%	3.25%	2.92%	0.00%	4.18%
Variable rate FHLB Advances	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Average interest rate	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Fixed rate Notes Payable	$ 996	$ 996	$ 155	$ -	$ -	$ 10,310	$ 12,457
Average interest rate	6.50%	6.50%	6.50%	0.00%	0.00%	10.60%	9.89%
Variable rate Notes Payable	$ -	$ -	$ -	$ -	$ -	$ 10,310	$ 10,310
Average interest rate	0.00%	0.00%	0.00%	0.00%	0.00%	4.12%	4.12%
Fed Funds Purchased, Repos & Other	$ 17,043	$ 15,000	$ 20,000	$ -	$ -	$ -	$ 52,043
Average interest rate	0.40%	4.77%	4.74%	0.00%	0.00%	0.00%	3.33%
Total Rate Sensitive Liabilities	$ 220,145	$ 123,923	$ 105,481	$ 63,562	$ 65,372	$ 22,835	$ 601,318
Average interest rate	1.62%	1.94%	1.91%	0.67%	0.60%	6.98%	1.73%

Principal/Notional Amount Maturing or Assumed to be Withdrawn In:
(Dollars in thousands)

Comparison of 2009 to 2008	First Year	Years 2 - 5	Thereafter	Total
Total Rate Sensitive Assets:				
At December 31, 2009	$ 188,112	$ 248,276	$ 141,859	$ 578,247
At December 31, 2008	182,795	227,333	160,659	570,787
Increase (decrease)	$ 5,317	$ 20,943	$ (18,800)	$ 7,460
Total Rate Sensitive Liabilities:				
At December 31, 2009	$ 220,145	$ 358,338	$ 22,835	$ 601,318
At December 31, 2008	220,481	338,260	27,173	585,914
Increase (decrease)	$ (336)	$ 20,078	$ (4,338)	$ 15,404

The above table reflects expected maturities, not expected repricing. The contractual maturities adjusted for anticipated prepayments and anticipated renewals at current interest rates, as shown in the preceding table, are only part of the Company's interest rate risk profile. Other important factors include the ratio of rate-sensitive assets to rate-sensitive liabilities (which takes into consideration loan repricing frequency but not when deposits may be repriced) and the general level and direction of market interest rates. For core deposits, the repricing frequency is assumed to be longer than when such deposits actually reprice. For some rate-sensitive liabilities, their repricing frequency is the same as their contractual maturity. For variable rate loans receivable, repricing frequency can be daily or monthly. For adjustable rate loans receivable, repricing can be as frequent as annually for loans whose contractual maturities range from one to thirty years. The Company continued to reposition its balance sheet over the past two years liquidating investments and reducing high cost certificates of deposit which had a positive impact on the margin and helped balance the gap position.

The Company manages its interest rate risk by the employment of strategies to assure that desired levels of both interest-earning assets and interest-bearing liabilities mature or reprice with similar time frames. Such strategies include: 1) loans receivable which are renewed (and repriced) annually, 2) variable rate loans, 3) certificates of deposit with terms from one month to six years, 4) securities available for sale which mature at various times primarily from one through ten years, 5) federal funds borrowings with terms of one day to 90 days, and 6) Federal Home Loan Bank borrowings with terms of one day to ten years.

Impact of Inflation and Changing Prices

The majority of assets and liabilities of the Company are monetary in nature and therefore, the Company differs greatly from most commercial and industrial companies that have significant investments in fixed assets or inventories. However, inflation does have an important impact on the growth of total assets in the banking industry and the resulting need to increase equity capital at higher than normal rates in order to maintain an appropriate equity to assets ratio. Inflation significantly affects non-interest expense, which tends to rise during periods of general inflation.

Management believes the most significant impact on financial results is the Company's ability to react to changes in interest rates. Management seeks to maintain an essentially balanced position between interest sensitive assets and liabilities and actively manages loan, security, and liability maturities in order to protect against the effects of wide interest rate fluctuations on net income and shareholders' equity.

Forward-Looking Statements

This report may contain forward-looking statements about the Company and its subsidiaries within the meaning of the Private Securities Litigation Reform Act of 1995, which are not statements of historical fact. These forward-looking statements provide current expectations or forecasts of future financial performance. Examples of forward-looking statements include: (a) projections of income or expense, earning per share, the payments or non-payments of dividends, capital structure and other financial items; (b) statements of plans and objectives of the Company or our management or Board of Directors, including those relating to products or services and those relating to the planned spin-off of RDSI and merger of RDSI with New Core; (c) statements of future economic performance; (d) statements of future customer attraction or retention; and (e) statements of assumptions underlying such statements. Words such as "anticipates," "believes," "plans," "intends," "expects," "projects," "estimates," "should," "may," "would be," "will allow," "will likely result," "will continue," "will remain," or similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying those statements. Forward-looking statements are based on management's expectations and are subject to numerous risks and uncertainties. Although management believes that the expectations reflected in such forward-looking statements are reasonable, actual results may differ materially from those expressed or implied in such statements. These risks and uncertainties include, but are not limited to, risks and uncertainties inherent in the national and regional banking industry, changes in economic conditions in the market areas in which the Company and its subsidiaries operate, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the market areas in which the Company and its subsidiaries operate, increases in FDIC insurance premiums, changes in the competitive environment, losses of significant customers, geopolitical events, the loss of key personnel and other factors. For a more detailed discussion of the factors that could affect the Company's financial results, please see Item 1A "Risk Factors" in the Company's most recent Annual Report on Form 10-K filed with the SEC.

The Company wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. The Company does not undertake, and specifically disclaims any obligation, to update any forward looking statements to reflect occurrences or unanticipated events or circumstances after the date of such statements, except as required by law.

Market for Rurban Financial Corp. Common Stock Related Shareholder Matters

The common shares of the Company are traded on The NASDAQ Global Market (symbol "RBNF"). The table below sets forth the high and low sales prices and the cash dividends declared with respect to the common shares of the Company for the indicated periods. The high and low prices reflect actual sales prices for purchases and sales of the Company's common shares as reported by NASDAQ and not inter-dealer prices.

	Per Share Sales Prices		Per Share Dividends
2009	High	Low	Declared
First Quarter	$ 8.61	$ 7.34	0.09
Second Quarter	8.75	7.52	0.09
Third Quarter	8.10	7.00	0.09
Fourth Quarter	8.94	6.38	0.09
2008	High	Low	Declared
First Quarter	$ 12.60	$ 9.79	$ 0.08
Second Quarter	10.96	9.52	0.08
Third Quarter	10.24	7.72	0.09
Fourth Quarter	9.50	7.54	0.09

On January 27, 2010, the Company announced that it has elected to suspend payment of quarterly cash dividends. There can be no assurance as to the amount of dividends which may be declared in future periods with respect to the common shares of the Company, since such dividends are subject to the discretion of the Company's Board of Directors, cash needs, general business conditions, dividends from the subsidiaries and applicable governmental regulations and policies.

The ability of the Company to obtain funds for the payment of dividends and for other cash requirements is largely dependent on the amount of dividends that may be declared by its subsidiaries. State Bank may not pay dividends to the Company if, after paying such dividends, it would fail to meet the required minimum levels under the risk-based capital guidelines and the minimum leverage ratio requirements. State Bank must obtain the approval of the Federal Reserve Board and the Ohio Division of Financial Institutions if a dividend in any year would cause the total dividends for that year to exceed the sum of the current year's net profits and the retained net profits for the preceding two years, less required transfers to surplus. Payment of dividends by State Bank may be restricted at any time at the discretion of the regulatory authorities, if they deem such dividends to constitute an unsafe and/or unsound banking practice. These provisions could have the effect of limiting the Company's ability to pay dividends on its outstanding common shares. Moreover, the Federal Reserve Board expects the Company to serve as a source of strength to its subsidiary banks, which may require it to retain capital for further investment in the subsidiary, rather than for dividends to shareholders of the Company.

The approximate number of holders of the outstanding common shares of the Company, as of February 26, 2010, was 2,400.

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Corporate Information

STOCK LISTING

Rurban Financial Corp.'s common stock is traded on the NASDAQ Global Market under the ticker symbol RBNF.

STOCK TRANSFER AGENT

Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016-3572
(800) 368-5948

CORPORATE ADDRESS

Rurban Financial Corp.
401 Clinton Street
Defiance, OH 43512
www.rurbanfinancial.net

MARKET MAKERS

Robert W. Baird & Co., Inc.
Knight Equity Markets, L.P.
Stifel Nicolaus & Co.
Sweney Cartwright & Co.

INVESTOR RELATIONS

P.O. Box 467
Defiance, OH 43512
Ms. Valda Colbart at (419) 784-2759 or Ms. Linda Sickmiller at (419) 782-7656 or (800) 273-5820
rfcinv@rurban.net.

FORM 10-K

The Annual Report on Form 10-K, as required to be filed with the Securities and Exchange Commission, will be made available to interested shareholders via www.nasdaq.com and www.rurbanfinancial.net.

SUBSIDIARIES

The State Bank and Trust Company
Reliance Financial Services (DBA)
RDSI Banking Systems
DCM (DBA)

OWNERSHIP OPPORTUNITIES

Dividend Reinvestment Plan (DRIP): This powerful investment technique allows you to reinvest your dividends automatically. Receive free custodial services, quarterly statements, 1099, dividend reinvestment and more. Contact Ms. Valda Colbart at (419) 784-2759, or Ms. Linda Sickmiller at (419) 782-7656, at rfcinv@rurban.net, or (800) 368-5948 for additional information.

SHAREHOLDER DIRECT STOCK PURCHASE PROGRAM

DRIP participants or stockholders utilizing Registrar and Transfer Company custodial services may purchase stock in their account at any time free of charge. Simply complete a request card and stock will be purchased for you.

For more information, call (800) 368-5948, (419) 784-2759 or (419) 782-7656.

RBNF E-MAIL ALERT SERVICE

You can receive our news releases by e-mail. This service is available free of charge through our website. Simply go to www.rurbanfinancial.net and click on "Investor Relations," then "Email Notification."

CORPORATE GOVERNANCE

The Rurban Financial Corp. Code of Conduct and Ethics, as required by the Sarbanes-Oxley Act, is available via www.rurbanfinancial.net or by requesting a copy from Investor Relations.


RFC
RURBAN
FINANCIAL CORP.

401 CLINTON STREET | P.O. BOX 467 | DEFIANCE, OH 43512
WWW.RURBANFINANCIAL.NET